     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1997



                                                      REGISTRATION NO. 333-29523

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        CORPORATEFAMILY SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

           TENNESSEE                            8351                           62-1302117
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                             ---------------------

                       209 TENTH AVENUE SOUTH, SUITE 300
                        NASHVILLE, TENNESSEE 37203-4173
                                 (615) 256-9915
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              MARGUERITE W. SALLEE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CORPORATEFAMILY SOLUTIONS, INC.
                       209 TENTH AVENUE SOUTH, SUITE 300
                        NASHVILLE, TENNESSEE 37203-4173
                                 (615) 256-9915
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   COPIES TO:

    JAMES H. CHEEK, III             HENRY D. KAHN
   BASS, BERRY & SIMS PLC      PIPER & MARBURY L.L.P.
   FIRST AMERICAN CENTER       36 SOUTH CHARLES STREET
 NASHVILLE, TENNESSEE 37238   BALTIMORE, MARYLAND 21201
       (615) 742-6200              (410) 539-2530

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          ------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 24, 1997



                                2,350,000 SHARES


                             (CORPORATEFAMILY LOGO)

                                  COMMON STOCK


     Of the 2,350,000 shares of Common Stock offered hereby, 1,350,000 shares are being sold by CorporateFamily Solutions, Inc. (the "Company") and 1,000,000 shares are being sold by the Selling Shareholders. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."



     Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "CFAM."


     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                       Price to           Underwriting          Proceeds to          Proceeds to
                                        Public            Discount (1)          Company (2)      Selling Shareholders
---------------------------------------------------------------------------------------------------------------------
Per Share.......................           $                    $                    $                    $
Total(3)........................           $                    $                    $                    $
==================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $700,000.


(3) The Company and certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 51,386 and 301,114 additional shares, respectively, of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Shareholders will be $          , $          , $          and $          ,
    respectively. See "Principal and Selling Shareholders" and "Underwriting."


     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about             , 1997.

                            ------------------------

MONTGOMERY SECURITIES                                        J.C. BRADFORD & CO.

                                     , 1997

     Certain persons participating in this Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) gives effect to a 0.65-for-1 stock split of the Company's Common Stock to be effected immediately prior to the Offering, (ii) gives effect to the conversion of all of the Company's outstanding Series A Preferred Stock into 1,169,935 shares of Common Stock in connection with the Offering, and (iii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those occurring elsewhere in this Prospectus. Unless the context otherwise requires, all references to the "Company" in this Prospectus shall include CorporateFamily Solutions, Inc. and its subsidiaries. All references to years contained in this Prospectus relate to the Company's fiscal years.


                                  THE COMPANY


     CorporateFamily Solutions, Inc. is a leading national provider of a broad range of management and consulting services for employers seeking to create a "family friendly" work environment by providing their employees with workplace child care, education and other family support programs. The Company manages employer-sponsored Family Centers, built and equipped by an employer at or near its offices, providing high quality services such as early childhood education, child care, back-up child care, kindergartens, get-well care, summer camps, and parent support services. The Company currently manages 87 Family Centers for 65 corporate clients in 27 states and has 17 centers under development, including centers for nine new corporate clients. Eleven of the Company's corporate clients operate multiple Family Centers. In addition, the Company provides work/life consulting services to help employers realize the benefits of work and family programs and policies and to align work/life concerns of working families with business strategies of employers. Consulting services provided by the Company include feasibility studies, work/life strategic planning, return on investment analyses and development of work/life programs and policies. During 1996, the Company provided consulting services to 25 corporate clients. The Company's clients include many of America's best known corporations, such as AlliedSignal Inc., Barnett Banks, Inc., The Boeing Company, Campbell Soup Company, The Chase Manhattan Corporation, Citicorp, Columbia/HCA Healthcare Corporation, Eli Lilly and Company, J.C. Penney Company, Inc., Johnson & Johnson, Marriott International, Inc., MBNA Corporation, Merck & Co., Inc., NationsBank Corporation, Owens Corning, S.C. Johnson & Son, Inc., and USAA.



     The Company believes it is positioned to take advantage of two related trends in corporate America: (i) the changing profile of the work force with an increased number of dual income households and working parents and (ii) the recognition by employers that responding to family needs of employees is an essential strategy to attract, retain and motivate their employees. The resulting demand for work and family services also reflects an increasing awareness by employers that helping employees balance work and family responsibilities and creating a work environment that facilitates that balance will increase productivity on the job. In response to these trends, the Company seeks to establish management and consulting relationships with major employers interested in providing a broad range of high quality work and family services to meet the needs of their employees.



     The Company's growth strategy is to develop new corporate clients, expand existing client relationships, develop new services and products and pursue strategic acquisitions. Since January 1, 1993, the Company has increased the number of corporate clients from 21 to 65, including 34 of the 1996 "Fortune 500" largest corporations in America, and has increased the number of Family Centers from 24 to 87. Revenue has correspondingly increased from $17.0 million in 1993 to $62.9 million in 1996, and operating income increased from a loss of $1.1 million in 1993 to a profit of $1.9 million in 1996. A significant portion of this growth was attributable to the Company's acquisition in October, 1995 of Resources for Child Care Management, Inc. ("RCCM"), an operator of 21 employer-sponsored child care centers. The Company expanded its consulting services during the second half of 1996 and believes that such services enhance relationships with existing clients and will provide opportunities for developing new relationships with other employers. The Company has pilot programs for new services under development or evaluation, including the management of employer-sponsored elementary schools, tutoring and other education services, elder care, and the distribution of educational books, toys, games and software for family members of all ages.


     The Company was founded in 1987 to address a growing demand for high quality, employer-sponsored child care and has evolved to provide a broad range of work and family services for employers and their employees. The Company was founded by Marguerite Sallee, President and Chief Executive Officer; Lamar Alexander, former Secretary of Education and former Governor of Tennessee; Honey Alexander, former Vice Chairman of the Corporation for Public Broadcasting; Bob Keeshan, better known as television's "Captain Kangaroo;" and Brad Martin, Chairman and Chief Executive Officer of Proffitt's, Inc., a retail department store chain. The Company's executive offices are located at 209 Tenth Avenue South, Suite 300, Nashville, Tennessee, and its telephone number is (615) 256-9915.

                                  THE OFFERING


Common Stock offered by the Company.........................  1,350,000 shares
Common Stock offered by the Selling Shareholders............  1,000,000 shares
Common Stock to be outstanding after the Offering...........  4,416,848 shares(1)
Use of proceeds.............................................  Repayment of indebtedness, working capital, and for
                                                              general corporate purposes,
                                                              including possible
                                                              acquisitions.
Proposed Nasdaq National Market symbol......................  CFAM


---------------


(1) Excludes (i) 1,546,421 shares of Common Stock, with a weighted average exercise price per share of $7.26, reserved for issuance upon the exercise of stock options granted pursuant to the Company's stock option plans; (ii) 26,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants to purchase Common Stock at an exercise price of $6.15;
    (iii) 475,000 shares of Common Stock reserved for future grant under the Company's stock option plans; and (iv) 100,000 shares of Common Stock reserved for issuance pursuant to the Company's employee stock purchase plan. Using the modified treasury stock method, the outstanding options and warrants represent 689,051 shares of Common Stock equivalents, assuming an offering price of $9.00 per share. See "Management -- Compensation Pursuant to Plans" and "Description of Capital Stock -- Warrants."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)


                                                        YEAR ENDED(1)                     SIX MONTHS ENDED
                                          ------------------------------------------   ----------------------
                                          DECEMBER 30,   DECEMBER 29,   DECEMBER 27,   JUNE 28,    JUNE 27,
                                              1994           1995           1996         1996        1997
                                          ------------   ------------   ------------   --------   -----------
                                                                                            (UNAUDITED)
INCOME STATEMENT DATA:
Revenue.................................    $24,513        $36,920        $62,926      $30,079      $36,381
Operating expenses......................     21,092         32,708         55,589       26,479       32,028
Selling, general and administrative
  expenses..............................      2,958          3,525          4,659        2,363        2,785
Depreciation and amortization...........        387            520            758          381          397
                                            -------        -------        -------      -------      -------
Operating income........................         76            167          1,920          856        1,171
Interest expense, net...................         50             86            343          194          125
                                            -------        -------        -------      -------      -------
Income before income taxes..............         26             81          1,577          662        1,046
Income tax expense (benefit)............         --           (460)        (1,159)          26          500
                                            -------        -------        -------      -------      -------
Net income..............................    $    26        $   541        $ 2,736      $   636      $   546
                                            =======        =======        =======      =======      =======
Net income per share(2)(3)..............    $  0.01        $  0.19        $  0.75      $  0.20      $  0.17
                                            =======        =======        =======      =======      =======
Weighted average number of common and
  common equivalent shares
  outstanding(2)........................      2,702          3,398          4,102        4,082        4,072
SELECTED OPERATING DATA (AT END OF PERIOD)(1):
Family Center clients(4)................         41             58             65           59           65
Family Centers(5).......................         48             75             85           81           87
Program capacity(6).....................      5,295          9,113         10,702       10,178       11,278



                                                                   JUNE 27, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(7)
                                                              -------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 2,531      $10,082
Total assets................................................   19,391       26,031
Long-term debt, including current maturities................    3,960           --
Shareholders' equity........................................    7,672       18,272


---------------

(1) The Company's fiscal year ends on the Friday closest to December 31. In October 1995, the Company acquired all of the outstanding capital stock of RCCM, an operator of 21 employer-sponsored child care centers. The transaction was accounted for as a purchase, and consideration paid consisted of $3.4 million in cash and 324,995 shares of Common Stock.
(2) Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year, which includes additional dilution related to conversion of outstanding preferred stock, stock options and warrants as computed under the modified treasury stock method. See the Company's consolidated financial statements and note 8 thereto.

(3) Supplemental pro forma net income per share of $0.71 for the year ending December 27, 1996 and $0.17 for the six months ended June 27, 1997 was computed by adjusting the historical net income per share as reflected above for the reduction in interest expense and after giving effect to the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $9.00 per share) to repay $4.4 million and $4.0 million in debt at December 27, 1996 and June 27, 1997, respectively.


(4) A Family Center client is defined as an entity that as of the applicable date was under contract with the Company for the management of one or more open and operating Family Centers.


(5) Family Centers are defined as the facilities which the Company is engaged to manage and operate on behalf of its Family Center clients.


(6) Program capacity is defined as the maximum aggregate number of individuals that the Company will enroll in the services and programs at its Family Centers to be in compliance with National Association for the Education of Young Children ("NAEYC") standards. As of each of the respective dates, the state licensed capacity was 6,361, 10,487, 12,440, 11,902 and 13,122 individuals, respectively.


(7) Adjusted to give effect to the sale of the 1,350,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $9.00 per share, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered hereby.


     Management of Growth. The Company has experienced substantial growth during the past several years through internal growth and by acquisition. The Company's ability to experience future growth will depend upon a number of factors, including the ability to further develop existing client relationships and to obtain new client relationships, the expansion of services and programs offered by the Company, the maintenance of high quality services and programs and the hiring and training of qualified management, regional vice presidents, center directors and other personnel. The Company may experience difficulty in attracting and retaining qualified personnel in various markets necessary to meet growth opportunities. Hiring and retaining qualified personnel may require increased salaries and enhanced benefits in more competitive markets, which could result in a material adverse effect on the Company's business, results of operations and financial condition. Sustaining growth may require the implementation of enhancements to operational and financial systems and will also depend on the Company's ability to expand its sales and marketing force. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Growth Strategy" and "-- Operations."



     Market Acceptance of Work and Family Services. The Company's business strategy depends on employers recognizing the value of work and family services. There can be no assurance that there will be continued growth in the number of employers that view work-site family services as cost-effective or beneficial to their work forces. Although employer-sponsored on-site, near-site or consortium centers have gained some degree of acceptance during the past decade, less than 2% of employers financially supported such centers in 1995. Any negative change in current corporate acceptance of financially supported child care could have a material adverse effect on the Company's business, results of operations, financial condition and growth prospects. There can be no assurance that demographic trends, including an increasing percentage of mothers in the work force, will continue to lead to increased market share for the center-based segment in general and the work-site segment in particular.


     Competition. The Company competes for corporate clients as well as individual enrollment in a highly fragmented and competitive market. In the competition for corporate clients, the Company primarily competes with other organizations which focus on the work-site segment of the child care market and with certain center-based child care chains that have divisions which compete for corporate opportunities. The Company also competes with a diverse group of large and small competitors for a range of child care and other work and family services including work/life, employee benefits and management consultants. Some of these competitors have significantly greater financial resources and may be willing to enter into contract models, invest initial capital in facilities or enter into other financial arrangements that are not consistent with the Company's business strategy. Many of these competitors offer consulting, work-site child care and other services at lower prices than the Company. Some of these competitors for corporate relationships have greater penetration than the Company in certain geographic regions and multiple relationships with corporate entities. Increased competition for corporate relationships on a national or local basis could result in increased pricing pressure and loss of market share, thereby having a material adverse effect on the Company's business, results of operations and financial condition as well as its ability to pursue its growth strategy successfully.

     The Company believes its ability to compete successfully for enrollment at a Family Center depends on a number of factors, including quality of services and products, convenience and price. The Company is often at a price disadvantage with respect to family child care providers, who operate at standards lower than national accreditation standards at which the Company operates and generally do not comply or are not required to comply with the same health, safety, insurance and operational regulations as the Company. The Company also competes with many not-for-profit providers of child care and preschools, some of which are able to offer lower pricing than the Company. Many of the Company's competitors in the center-based segment also offer child care at a lower price than the Company, and some have substantially greater financial resources than the

Company or have greater name recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, results of operations and financial condition. See "Business -- Competition."

     Dependence on Corporate Client Relationships. A significant portion of the Company's business is derived from Family Centers associated with corporate clients for which the Company provides work-site family services for single or multiple sites pursuant to management contracts. While the specific terms of such contracts vary, some management contracts are subject to early termination by the corporate client without cause. While the Company has a history of consistent contract renewals, there can be no assurance that future renewals will be secured. In addition, a significant percentage of the Company's corporate relationships are concentrated in the healthcare, financial services and the pharmaceutical industries and could be threatened by changes in these industries. The early termination or nonrenewal of a significant number of corporate management contracts or the termination of a multiple-site corporate client relationship could have a material adverse effect on the Company's business, results of operations and financial condition.


     Risks Associated with New Family Centers. For contracts where the Company does not receive additional financial operating support from the employer necessary to cover all costs during the enrollment building period, the Company may incur operating losses at a Family Center. Such operating losses have been incurred at certain centers for more than a year following the opening of such centers; however, such losses, if any, have varied in amount and time duration from center to center. The Company's contracts generally provide that the Company may recover such initial losses out of future center level operating profits. There can be no assurance that the Company will be able to negotiate contracts that will provide funds to pay for such operating losses or that the Company can grow the Family Center enrollment sufficiently to eliminate such losses. In the event a Family Center cannot operate profitably, the Company may elect to close a Family Center, which could result in additional expense to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Changing Economic Conditions. The Company's revenue and net income are subject to general economic conditions. A significant portion of the Company's revenue is derived from employers which historically have reduced their expenditures for work-site family services during economic downturns. Should the economy weaken in any future period, these corporate clients may reduce or eliminate their expenditures on work and family services, and prospective clients may not commit resources to such services. These factors could have a material adverse effect on the Company's business, results of operations and financial condition.

     Risks Associated with Acquisitions. The Company plans as part of its growth strategy to evaluate the acquisition of other providers of work/life, employer-sponsored child care and consulting services. While the Company reviews acquisition candidates in the ordinary course of its business, the Company is not currently a party to any agreements or negotiations with respect to any material acquisitions. Acquisitions involve numerous risks, including potential difficulties in the assimilation of acquired operations, diversion of management's attention, negative financial impacts based on the amortization of acquired intangible assets, the dilutive effects of the issuance of Common Stock in connection with an acquisition and potential loss of key employees of the acquired operation. No assurance can be given as to the success of the Company in identifying, executing and assimilating acquisitions in the future. See "Use of Proceeds" and "Business -- Growth Strategy."

     Dependence on Key Management. The success of the Company is highly dependent on the efforts, abilities, and continued services of its executive officers and other key employees. The loss of any of the executive officers or key employees could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that its future success will depend upon its ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, regional and center director personnel. Although the Company historically has been successful in retaining the services of its senior management, there can be no assurance that the Company will be able to do so in the future. See "Management -- Employment Agreements."

     Ability to Obtain and Maintain Insurance; Adverse Publicity.   The Company
currently maintains the following types of insurance policies: workers' compensation, commercial general liability, automobile liability, commercial property liability, student accident coverage, employment practices liability and excess "umbrella" liability including coverage for child abuse and molestation. These policies provide for a variety of coverages and are subject to various limitations, exclusions and deductibles. To date, the Company has been able to obtain insurance in amounts it believes to be appropriate. There can be no assurance that the Company's insurance premiums will not increase in the future as a consequence of conditions in the insurance business generally or the Company's experience in particular. As a result of adverse publicity concerning reported incidents of alleged abuse at child care centers and the length of time before the expiration of applicable statutes of limitations for the bringing of child abuse and personal injury claims (typically a number of years after the child reaches the age of majority), some operators of child care and family centers have had difficulty obtaining general liability insurance, child abuse liability insurance or similar liability insurance or have been able to obtain such insurance only at substantially higher rates. Any adverse publicity concerning reported incidents of child abuse at any child care centers, whether or not directly relating to or involving the Company, could result in decreased enrollment at the Company's centers, termination of existing corporate relationships, inability to attract new corporate relationships or increased insurance costs, any of which could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Business -- Insurance" and " -- Litigation."


     Litigation. Because of the nature of its business, the Company is and expects that in the future it may be subject to claims and litigation alleging negligence, inadequate supervision and other grounds for liability arising from injuries or other harm to the people it serves, primarily children. In addition, claimants may seek damages from the Company for child abuse, sexual abuse and other acts allegedly committed by Company employees. There can be no assurance that lawsuits will not be filed, that the Company's insurance will be adequate to cover liabilities resulting from any claim or that any such claim or the publicity resulting from it will not have a material adverse effect on the Company's business, results of operations, and financial condition including, without limitation, adverse effects caused by increased cost or decreased availability of insurance and decreased demand for the Company's services from corporate sponsors and parents. See "Business -- Litigation."

     Seasonality and Variability of Quarterly Operating Results. The Company's revenue and results of operations fluctuate with the seasonal demands for child care. The Company's revenue typically declines during the third quarter as a result of decreased enrollments in its centers as parents withdraw their children for vacations and their older children for entry into elementary schools. A portion of the Company's costs are fixed costs, and where the Company is responsible for such costs, the Company's results of operations are affected by fluctuation in center and program utilization. The Company's quarterly results of operations may also fluctuate based upon the number and timing of center openings and/or acquisitions, the performance of new and existing centers, the contractual arrangements under which centers are operated, the change in the mix of such contractual arrangements, the timing and level of consulting and development fees, center closings, competitive factors and general economic conditions. The inability of existing centers to maintain their current profitability, the failure of newly opened centers to contribute to profitability and the failure to maintain and grow the consulting and development services could result in additional fluctuations in the future operating results of the Company on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Unaudited Selected Quarterly Operating Results."

     Impact of Governmental Regulation. The Company's Family Centers are subject to numerous federal, state and local regulations and licensing requirements. Although these regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review, among other things, the adequacy of buildings and equipment, licensed capacity, the ratio of staff to children, staff training, record keeping, the dietary program, the daily curriculum and compliance with health and safety standards. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which might include fines, corrective orders, probation, or, in more serious cases, suspension or revocation of the center's license to operate or an award of damages to private litigants and could require significant expenditures by the Company to bring its Family Centers into compliance. In addition, state and local licensing regulations often provide that the license held by a family services company may not be transferred. As a result, any transferee of a family services business (primarily child care) must apply to any applicable administrative bodies for new licenses. There can be no assurance that the Company would not have to incur material expenditures to relicense centers it may acquire in the future. There can be no assurance that government agencies will not impose additional restrictions on the Company's operations which could adversely affect the Company's business, results of operations, and financial condition. Although a limited number of the Company's employees are paid at the minimum wage, the recent increase in the federal minimum wage could result in a corresponding increase in the wages paid to the Company's employees, which could have a material effect on the Company's business, results of operations, and financial condition. See
"Business -- Regulation."


     Control by Certain Shareholders. Upon completion of the Offering, executive officers and directors, and their affiliates, will beneficially own an aggregate of approximately 32.9% of the outstanding shares of Common Stock (approximately 32.6% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they were to act in concert, would likely be in a position to control the Company through their ability to significantly affect the outcome of elections of members of the Board of Directors and the decision whether to effect or prevent a merger or sale of assets, to adopt, amend, or repeal the Company's Amended and Restated Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), and to take certain other actions requiring the vote or consent of the Company's shareholders. Such control could also preclude an unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Management" and "Principal and Selling Shareholders."



     Shares Eligible for Future Sale. Upon consummation of the Offering, the Company will have 4,416,848 shares of Common Stock issued and outstanding. The 2,350,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by "affiliates" (as defined under the Securities Act). All of the remaining 2,066,848 shares of Common Stock are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. Of these shares, 228,107 will be eligible for sale in the public market 90 days following the date of this Offering pursuant to Rule 144; of the persons holding these shares, no person holds more than 0.75% of the outstanding shares. Furthermore, upon the expiration of lockup agreements with the Underwriters 180 days after the date of this Prospectus (or earlier with the consent of Montgomery Securities), an additional 1,838,741 shares of Common Stock will be eligible for immediate sale pursuant to Rule 144 under the Securities Act. Additional shares of Common Stock, including shares issuable upon exercise of options, shares acquired pursuant to the Company's stock purchase plan and warrants, will also become eligible for sale in the public market from time to time. In addition, holders of 630,574 shares of Common Stock following completion of the Offering are entitled to certain rights with respect to the registration of such shares for sale under the Securities Act. See "Shares Eligible for Future Sale," "Management -- Compensation Pursuant to Plans" and "Description of Capital Stock -- Registration Rights."


     Absence of Public Market; Possible Volatility of Stock Price. Prior to this Offering, there has been no public market for the Company's Common Stock. Application has been made for quotation of the Common Stock on the Nasdaq National Market. There can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters and may not be indicative of the prices that may prevail in the public market after the Offering is completed. Numerous factors, including announcements or fluctuations in the Company's or its competitors' operating results, market conditions for the Company's services or products, investor perception of the Company and of the work and family services industry generally, the timing and announcement of acquisitions by the Company or its competitors, government regulatory action, or liquidity of the market for the Common Stock, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

     Dilution. The purchasers of the Common Stock offered hereby will experience immediate and significant dilution in net tangible book value of $6.12 per share, and present shareholders will experience a material increase in net tangible book value of $2.19 per share. See "Dilution."


     Anti-Takeover Provisions. The Company's Charter and Bylaws will, after the completion of the Offering, contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions establish staggered terms for members of the Company's Board of Directors and include advance notice procedures for shareholders to nominate candidates for election as directors of the Company and for shareholders to submit proposals for consideration at shareholders' meetings. In addition, the Company will be subject to the Tennessee Business Combination Act (the "Combination Act") of the Tennessee Business Corporation Act ("TBCA") which limits transactions between a publicly held company and "interested shareholders" (generally, those shareholders who, together with their affiliates and associates, own 10% or more of the voting power of any class or series of a Company's stock). The restrictions of the Combination Act would not apply to those who were "interested shareholders" prior to the consummation of the Offering. These provisions of the TBCA may have the effect of deterring certain potential acquisitions of the Company. The Company's Charter will provide for 10,000,000 authorized but unissued shares of Preferred Stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any further action by shareholders. See "Description of Capital Stock."


     Risks Associated with Forward-Looking Statements. This Prospectus contains certain statements that are "forward-looking statements." Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning developments in the work and family services industry, the Company's market position, future operations, growth by acquisitions and as internally generated, contribution margins and profitability and liquidity and capital resources. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statements involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company does not intend to update any of these forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered hereby, at an assumed initial public offering price of $9.00 per share, are estimated to be $10.6 million (approximately $11.0 million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. Approximately $4.0 million of the net proceeds will be used to repay indebtedness outstanding under the Company's loans (the "Loans"). The indebtedness outstanding under the Loans was incurred primarily to finance the acquisition of RCCM in October 1995, bears interest ranging from 8.0% to 10.0% and has final maturities from 1998 to 2010. The Company has received a commitment for a revolving credit facility to be completed in connection with the closing of this Offering to provide up to $5.0 million of borrowings.


     The Company intends to use the balance of the net proceeds for working capital to further develop its services and products and for other general corporate purposes, including possible acquisitions of companies engaged in similar or complementary businesses. Although the Company regularly evaluates acquisition opportunities and conducts preliminary discussions regarding acquisitions, the Company has no present agreements, arrangements, or commitments with respect to, and no portion of the net proceeds has been allocated for, any such transaction. Pending such uses, the net proceeds will be invested in short-term, investment-grade interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business; therefore, the Company does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. The declaration and payment of cash dividends in the future will be at the Board of Directors' discretion and will depend on the Company's earnings, financial condition, capital needs and other factors deemed pertinent by the Board of Directors, including limitations, if any, on the payment of dividends under state law and any then-existing credit agreement. Pursuant to the terms of the outstanding Loans, the Company is prohibited from declaring or paying cash dividends.

                                    DILUTION


     The net tangible book value of the Company at June 27, 1997 was approximately $2.1 million, or $0.69 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 1,350,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, deducting the underwriting discount and estimated offering expenses payable by the Company and applying the estimated net proceeds therefrom as set forth under "Use of Proceeds," the adjusted net tangible book value of the Company as of June 27, 1997 would have been approximately $12.7 million, or $2.88 per share of Common Stock. This represents an immediate increase in the pro forma net tangible book value of $2.19 per share of Common Stock to existing shareholders and an immediate dilution in pro forma net tangible book value of $6.12 per share of Common Stock to investors purchasing Common Stock in this Offering. The following table illustrates this dilution on a per-share basis:



Assumed initial public offering price.......................           $9.00
Net tangible book value per share...........................  $0.69
Increase per share attributable to new investors............   2.19
                                                              -----
Pro forma net tangible book value per share, as adjusted for
  the Offering..............................................            2.88
                                                                       -----
Dilution per share to new investors.........................           $6.12
                                                                       =====


     The following table summarizes the number of shares of Common Stock purchased from the Company during the last five years, the total consideration paid to the Company, and the average price per share paid by the Company's existing shareholders and to be paid by the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting the underwriting discount and estimated offering expenses payable by the Company):


                              SHARES PURCHASED(1)      TOTAL CONSIDERATION
                              --------------------    ----------------------    AVERAGE PRICE
                               NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                              ---------    -------    -----------    -------    -------------
Existing shareholders.......  3,066,848      69.4%    $11,536,706      48.7%        $3.76
New investors...............  1,350,000      30.6      12,150,000      51.3          9.00
                              ---------     -----     -----------     -----
          Total.............  4,416,848     100.0%    $23,686,706     100.0%
                              =========     =====     ===========     =====


---------------


(1) The computations in the tables set forth above (i) give effect to conversion of all Series A Preferred Stock into 1,169,935 shares of Common Stock and
    (ii) exclude 1,546,421 shares of Common Stock, with a weighted average exercise price of $7.26, reserved for issuance upon exercise of stock options granted pursuant to the Company's stock option plans and 26,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants to purchase Common Stock at an exercise price of $6.15. See "Description of Capital Stock."

                                   CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 27, 1997 and as adjusted to reflect (i) the issuance and sale by the Company of the 1,350,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $9.00 per share, and the application of the estimated net proceeds received by the Company therefrom as described under "Use of Proceeds" and (ii) conversion of all outstanding shares of Series A Preferred Stock into 1,169,935 shares of Common Stock in connection with the Offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.



                                                                  JUNE 27, 1997
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Current maturities of long-term debt........................  $   911     $    --
                                                              =======     =======
Long-term debt, less current maturities.....................  $ 3,049     $    --
                                                              -------     -------
Shareholders' equity:
  Series A Preferred Stock, no par value, 1,125,000 shares
     authorized, 1,125,000 shares issued and outstanding,
     actual; none authorized or outstanding, as adjusted....    4,480          --
  Preferred Stock, no par value, 3,875,000 authorized; none
     outstanding, actual; 10,000,000 shares authorized and
     none outstanding, as adjusted..........................       --          --
  Common Stock, no par value, 10,000,000 shares authorized;
     1,896,913 shares issued and outstanding, actual;
     100,000,000 shares authorized and 4,416,848 issued and
     outstanding, as adjusted(1)............................    7,056      22,136
  Accumulated deficit.......................................   (3,864)     (3,864)
                                                              -------     -------
          Total shareholders' equity........................    7,672      18,272
                                                              -------     -------
               Total capitalization.........................  $10,721     $18,272
                                                              =======     =======


---------------


(1) Excludes (i) 1,546,421 shares of Common Stock, with a weighted average exercise price of $7.26 per share, reserved for issuance upon the exercise of stock options granted pursuant to the Company's stock option plans, and
    (ii) 26,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants to purchase Common Stock at an exercise price of $6.15. See "Description of Capital Stock."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)


     The selected consolidated financial data of the Company for each of the five years ended January 1, 1993 (fiscal 1992), December 31, 1993, December 30, 1994, December 29, 1995 and December 27, 1996 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial and operating data of the Company for the six months ended June 28, 1996, and June 27, 1997, is derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and the results of operations. Operating results for the six months ended June 27, 1997, are not indicative of results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included in this Prospectus.



                                                                 YEAR ENDED(1)                                 SIX MONTHS ENDED
                                    -----------------------------------------------------------------------   -------------------
                                    JANUARY 1,    DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 27,   JUNE 28,   JUNE 27,
                                       1993           1993           1994           1995           1996         1996       1997
                                    -----------   ------------   ------------   ------------   ------------   --------   --------
                                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
Revenue...........................    $10,666       $16,967        $24,513        $36,920        $62,926      $30,079    $36,381
Operating expenses................      8,899        14,458         21,092         32,708         55,589       26,479     32,028
Selling, general and
  administrative expenses.........      2,998         3,344          2,958          3,525          4,659        2,363      2,785
Depreciation and amortization.....        187           239            387            520            758          381        397
                                      -------       -------        -------        -------        -------      -------    -------
Operating income (loss)...........     (1,418)       (1,074)            76            167          1,920          856      1,171
Interest expense, net.............        (83)           (9)            50             86            343          194        125
                                      -------       -------        -------        -------        -------      -------    -------
Income (loss) before income
  taxes...........................     (1,335)       (1,065)            26             81          1,577          662      1,046
Income tax (benefit) expense......         --            --             --           (460)        (1,159)          26        500
                                      -------       -------        -------        -------        -------      -------    -------
Net income (loss).................    $(1,335)      $(1,065)       $    26        $   541        $ 2,736      $   636    $   546
                                      =======       =======        =======        =======        =======      =======    =======
Net income (loss) per
  share(2)(3).....................    $ (0.91)      $ (0.71)       $  0.01        $  0.19        $  0.75      $  0.20    $  0.17
                                      =======       =======        =======        =======        =======      =======    =======
Weighted average number of common
  and common equivalent shares
  outstanding(2)..................      1,482         1,494          2,702          3,398          4,102        4,082      4,072
SELECTED OPERATING DATA(1)(4):
Family Center clients(5)..........         21            29             41             58             65           59         65
Family Centers(6).................         24            33             48             75             85           81         87
Program capacity(7)...............      2,997         3,850          5,295          9,113         10,702       10,178     11,278



                                                                                    AS OF
                                            -------------------------------------------------------------------------------------
                                            JANUARY 1,    DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 27,    JUNE 27,
                                               1993           1993           1994           1995           1996          1997
                                            -----------   ------------   ------------   ------------   ------------   -----------
                                                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital...........................    $2,086         $  998         $  939        $   407        $ 1,769        $ 2,531
Total assets..............................     4,589          4,774          5,265         17,055         20,378         19,391
Long-term debt, including current
  maturities..............................       245            758            883          5,064          4,416          3,960
Shareholders' equity......................     2,977          2,067          1,724          4,015          6,976          7,672


---------------

(1) The Company's fiscal year ends on the Friday closest to December 31. In October 1995, the Company acquired all of the outstanding capital stock of RCCM, an operator of 21 employer-sponsored child care centers. The transaction was accounted for as a purchase, and consideration paid consisted of $3.4 million in cash and 324,995 shares of Common Stock.
(2) Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year, which includes additional dilution related to conversion of outstanding preferred stock, stock options and warrants as computed under the modified treasury stock method. For additional information concerning the Company's historical share and per share information, see the Company's consolidated financial statements and note 8 thereto.

(3) Supplemental pro forma net income per share of $0.71 for the year ending December 27, 1996 and of $0.17 for the six months ended June 27, 1997 was computed by adjusting the historical net income per share as reflected above for the reduction in interest expense and after giving effect to the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $9.00 per share) to repay $4.4 million and $4.0 million in debt at December 27, 1996 and June 27, 1997, respectively.


(4) Selected operating data is as of the end of the periods presented.


(5) A Family Center client is defined as an entity that as of the applicable date was under contract with the Company for the management of one or more open and operating Family Centers.


(6) Family Centers are defined as the facilities which the Company is engaged to manage and operate on behalf of its Family Center clients.


(7) Program capacity is defined as the maximum aggregate number of individuals that the Company will enroll in the services and programs at its Family Centers to be in compliance with NAEYC standards. As of each of the respective dates, the state licensed capacity was 4,416, 5,279, 6,361, 10,487, 12,440, 11,902 and 13,122 individuals, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion includes certain forward-looking statements. Prospective investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation, those discussed in "Risk Factors." Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurances that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company that the objectives and plans of the Company will be achieved. The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements, including the notes thereto, and selected consolidated financial data included elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period.

OVERVIEW

     The Company is a leading national provider of a broad range of work and consulting services for employers seeking to create a "family friendly" work environment by providing their employees with workplace child care, education and other family support programs. The Company manages corporate-sponsored Family Centers, built and equipped by an employer at or near its offices, providing high quality services such as early childhood education, child care, back-up child care, kindergartens, get-well care, summer camps, and parent support services. The Company currently manages 87 Family Centers for 65 corporate clients in 27 states and has 17 centers under development, including centers for nine new corporate clients. Eleven of the Company's corporate clients operate multiple Family Centers. In addition, the Company provides work/life consulting services to help employers realize the benefits of work and family programs and policies and to align work/life concerns of working families with business strategies of employers. Consulting services provided by the Company include feasibility studies, work/life strategic planning, return on investment analyses and development of work/life programs and policies. During 1996, the Company provided consulting services to 25 corporate clients. The Company expects its future growth will be generated from (i) developing new corporate clients, (ii) managing additional Family Centers for existing clients,
(iii) providing additional work and family services and programs for existing clients, (iv) expanding its work/life consulting services and (v) pursuing strategic acquisitions.


     The Company's revenue is derived from (i) the operation of Family Centers and (ii) consulting services. Revenue from Family Centers consists of parent fees for tuition, amounts paid by corporate clients to fund a portion of the operating costs of a Family Center ("Client Operating Financial Support") and management fees from clients. Parent fees represent the largest portion of the Company's revenue, are generally comparable to prevailing market rates for similar services offered by companies operating under National Association for the Education of Young Children ("NAEYC") guidelines in the local market and are paid weekly or monthly in advance. Management fees are generally a fixed monthly fee or a per diem, per child fee. Client Operating Financial Support and management fees are paid monthly. Separate from Family Center revenue, the Company generates revenue from consulting services, which are typically fixed-fee based, are generated from specific engagements or monthly retainers and are recognized as services are performed. In 1996, no single client accounted for more than 10% of the Company's revenue.


     Operating expenses consist of direct expenses associated with the operation of Family Centers and with delivery of consulting services. Family Center operating expenses consist primarily of (i) staff salaries, taxes and benefits;
(ii) food costs; and (iii) program supplies and materials. Staff salaries, taxes and benefits generally comprise 80% to 90% of Family Center operating expenses. Consulting operating expenses are comprised primarily of (i) staff salaries, taxes and benefits; (ii) contract labor; and (iii) other direct operating expenses. Selling, general and administrative expenses are comprised primarily of (i) salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; (ii) accounting and legal fees; (iii) insurance; and (iv) general corporate expenses. Depreciation and amortization expense consists of the depreciation of three Company-owned Family Center facilities, the personalty owned by the Company and amortization of goodwill primarily related to the acquisition of RCCM.


     The Company's Family Center contracts are typically three to five years in length, with automatic annual renewals. The Company operates Family Centers under three contract models: (i) cost-plus contracts; (ii) partnership contracts; and (iii) profit/loss contracts. Under each contract model, clients typically finance the facility and equipment, provide for ongoing facility expenses and reimburse the Company for center personnel expenses incurred prior to the center opening date. Parent fees are collected under each contract model and vary in amount depending, among other things, on the level of Client Operating Financial Support of a Family Center and the services provided.



          Cost-Plus Contract. Under a cost-plus contract, revenue from employers typically consists of: (a) Client Operating Financial Support paid to the Company for reimbursement of any of a Family Center's operating expenses and allocated corporate overhead that are in excess of parent fees and (b) management fees. The cost-plus contract model provides that all operating costs of a Family Center including, initial operating losses during the enrollment building period (typically during the 12 months following the opening of a Family Center) are paid from parent fees and Client Operating Financial Support. As of December 27, 1996, 40 of the Company's 85 Family Centers were operated under cost-plus contracts, generating 53% of Family Center revenue.



          Partnership Contract. Under a partnership contract, revenue from employers typically consists of: (a) a fixed amount of Client Operating Financial Support and (b) management fees. To the extent that the parent fees and Client Operating Financial Support do not cover the Family Center operating expenses, the Company is responsible for such excess expenses. To the extent that parent fees and Client Operating Financial Support exceed operating expenses of a Family Center and an allocated portion of the Company's overhead, the difference is generally reimbursed to the employer. In addition, Client Operating Financial Support often includes payments to cover initial operating losses during the enrollment building period. As of December 27, 1996, 32 of the Company's Family Centers were operated under partnership contracts, generating 31% of Family Center revenue.



          Profit/Loss Contract. Under a profit/loss contract, revenue is generated primarily from parent fees, and the Company may receive limited Client Operating Financial Support. The Company does not receive a management fee and bears profit and loss responsibility for the operations of the Family Center. These contracts are subject to a greater degree of variability in operating results than the other contract types. Initial operating losses during the enrollment building period are generally funded by the Company. Initial operating losses may range from $50,000 to $125,000 per center. As of December 27, 1996, 13 of the Company's Family Centers were operated under profit/loss contracts, generating 16% of its Family Center revenue.



     The Company believes its operating model, which requires limited or no capital investment for facilities and pre-opening expenses and provides three contract structures to meet the varying needs of its clients, reduces Family Center operating variability and risk. The mix of contracts has not varied substantially over the past several years.



     The Company measures profitability at the client level based on the combined results of Family Center operations and consulting services from a client. The Company's Family Center profitability (the "Operating Contribution") is defined as Family Center revenue, including management fees, less Family Center operating expenses prior to allocated corporate overhead. During the first two years of operation, a Family Center generates varying degrees of Operating Contribution, depending upon the contract model. During 1996, the Company's 61 mature Family Centers (defined as those open as of December 30, 1994 and remaining open as of December 27, 1996) averaged approximately $85,000 in Operating Contribution. An additional component of client profitability is consulting revenue for services performed. In the latter half of 1996, the Company expanded its consulting services which resulted in 31 consulting engagements for 25 corporate clients. The consulting revenue and operating margins generated from consulting engagements will vary significantly depending upon the general complexity of the project and the resources the Company must allocate to complete the engagement. Consulting engagements are quoted on a fixed-fee basis per engagement. In general, the Company believes that the operating margin generated from the consulting business will be greater than that attained from its Family Center operations.


     The Company anticipates a continuation of its current operations during the remainder of 1997 and 1998. During the first six months of 1997, the Company opened net two Family Centers. Of the 17 Family Centers currently under development, six to eight Family Centers are anticipated to open during 1997 and, of the remaining centers, eight are anticipated to open in 1998. The actual opening of a new center is subject to a number of conditions and factors, including, among others, construction timing, employer needs and weather conditions.


     In October 1995, the Company acquired all of the outstanding capital stock of RCCM, an operator of 21 employer-sponsored child care centers. The consideration paid consisted of $3.4 million in cash and 324,995 shares of Common Stock. The transaction was accounted for as a purchase and resulted in $5.7 million of goodwill, which is being amortized over 18 years.


     Concurrent with the Offering, the Company intends to remove the restrictions, set forth in the restricted stock agreement, on 32,500 shares of Common Stock held by the Company's Chief Financial Officer. As a result, the Company will record a non-recurring, non-cash compensation charge of $264,500 (for which the Company will not realize a tax deduction) in the third quarter of 1997 (assuming an initial public offering price of $9.00 per share). See "Management -- Executive Compensation and Other Information."


     The Company reports its quarterly results in 13 week increments (two four-week periods and one five-week period) instead of three calendar months. The 1997 fiscal year will contain 53 weeks, and the fourth quarter of 1997 will contain 14 weeks.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data for the Company expressed as a percentage of revenue.


                                                            YEAR ENDED                    SIX MONTHS ENDED
                                            ------------------------------------------   -------------------
                                            DECEMBER 30,   DECEMBER 29,   DECEMBER 27,   JUNE 28,   JUNE 27,
                                                1994           1995           1996         1996       1997
                                            ------------   ------------   ------------   --------   --------
                                                                                             (UNAUDITED)
Revenue...................................     100.0%         100.0%         100.0%       100.0%     100.0%
Operating expenses........................      86.0           88.6           88.3         88.0       88.0
Selling, general and administrative
  expenses................................      12.1            9.5            7.4          7.9        7.7
Depreciation and amortization.............       1.6            1.4            1.2          1.3        1.1
                                               -----          -----          -----        -----      -----
Operating income..........................       0.3            0.5            3.1          2.8        3.2
Interest expense, net.....................       0.2            0.2            0.6          0.6        0.3
                                               -----          -----          -----        -----      -----
Income (loss) before income taxes.........       0.1            0.3            2.5          2.2        2.9
Income tax expense (benefit)..............         -           (1.2)          (1.8)         0.1        1.4
                                               -----          -----          -----        -----      -----
Net income................................       0.1%           1.5%           4.3%         2.1%       1.5%
                                               =====          =====          =====        =====      =====



SIX MONTHS ENDED JUNE 27, 1997 COMPARED TO SIX MONTHS ENDED JUNE 28, 1996



     Revenue. Revenue increased $6.3 million, or 21.0%, to $36.4 million for the six months ended June 27, 1997 from $30.1 million for the six months ended June 28, 1996. The increase in revenue was primarily a result of (i) the operation of a net 12 new centers opened since the beginning of 1996 and (ii) internal growth at mature centers. Consulting revenue increased to $441,000 for the first six months of 1997 from $132,000 from the comparable period of 1996. The increase in consulting revenue resulted from the Company's expansion of its consulting capabilities during the latter half of 1996.

     Operating Expenses. Operating expenses increased $5.5 million, or 21.0%, to $32.0 million for the first six months of 1997 from $26.5 million for the first six months of 1996. Operating expenses as a percentage of revenue remained unchanged at 88.0% for the first six months of 1997.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $422,000, or 17.8%, to $2.8 million for the six month period ended June 27, 1997 from $2.4 million for the six month period ended June 28, 1996. Selling, general and administrative expenses as a percentage of revenue decreased to 7.7% in the first six months of 1997 as compared with 7.9% for the comparable period in 1996. This decrease is attributable to economies of scale as a result of a larger revenue base. The Company does not anticipate that future declines in selling, general and administrative expenses as a percentage of revenues, if any, will be comparable to declines experienced in prior periods.



     Depreciation and Amortization. Depreciation and amortization expense increased $16,000 to $397,000 for the six month period ended June 27, 1997 from $381,000 for the comparable period in 1996.



     Operating Income. Operating income increased $315,000, or 36.7%, to $1.2 million for the first six months of 1997 from $856,000 for the first six months of 1996. Operating income as a percentage of revenue increased to 3.2% in the first six month period of 1997 from 2.8% for the comparable period in 1996.



     Net Interest Expense. Net interest expense decreased $69,000 to $125,000 for the six month period ended June 27, 1997, from $194,000 for the six month period ended June 28, 1996. This decrease is primarily the result of the reduction of borrowings outstanding in the first half of 1997 compared with the same period in 1996.



     Income Taxes. The provision for income taxes was $500,000 for the six month period ended June 27, 1997 as compared to $26,000 for the comparable period of 1996. The Company did not incur any federal income tax expense during the six month period ended June 28, 1996 as a result of a reduction of valuation allowances in order to utilize net operating loss carryforwards. The Company's effective tax rate for the six month period ended June 27, 1998 was 47.8% due to amortization of approximately $200,000 of goodwill which is not tax-deductible.


YEAR ENDED DECEMBER 27, 1996 COMPARED TO YEAR ENDED DECEMBER 29, 1995


     Revenue. Revenue increased $26.0 million, or 70.5%, to $62.9 million in 1996 from $36.9 million in 1995. The revenue increase was primarily the result of (i) $19.6 million in revenue generated by RCCM in 1996 compared to $4.3 million in revenue from October 1995, (ii) internal growth generated at mature centers, (iii) a full year of operation at centers opened in 1995, and (iv) the operation of net ten new centers in 1996. In 1996, the Company opened 12 new centers for nine clients and closed two centers. Consulting revenue increased to $415,000 in 1996 from $86,000 in 1995. The increase in consulting revenue resulted from the Company's expansion of its consulting capabilities during the latter half of 1996.


     Operating Expenses. Operating expenses increased $22.9 million, or 70.0%, to $55.6 million in 1996 from $32.7 million in 1995. Operating expenses as a percentage of revenue declined to 88.3% in 1996 from 88.6% in 1995. Operating expenses in 1995 were impacted by expenses of $512,000 incurred in the operation and closing of a neighborhood child care center that the Company acquired as a part of an acquisition in 1993. This impact was offset in part by the 1996 operating expenses reflecting a full year of operations associated with the Family Centers acquired in the RCCM acquisition. In general, RCCM Family Centers had a greater proportion of cost-plus contracts which had typically operated with higher operating expense levels.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.2 million, or 34.3%, to $4.7 million in 1996 from $3.5 million in 1995. Selling, general and administrative expenses as a percentage of total revenue decreased to 7.4% in 1996 from 9.5% in 1995. This reduction resulted primarily from the economies of scale achieved in connection with the 21 Family Centers acquired in the RCCM acquisition, as well as the operation of net ten new centers in 1996. The Company does not anticipate that future declines in selling, general and administrative expenses as a percentage of revenues, if any, will be comparable to declines experienced in prior periods.

     Depreciation and Amortization. Depreciation and amortization expense increased $238,000, or 45.8%, to $758,000 in 1996 from $520,000 in 1995.
Amortization expense increased to $419,000 in 1996 from $270,000 in 1995. This increase is attributable to a full year of amortization of the goodwill associated with the RCCM acquisition. Depreciation expense increased to $340,000 in 1996 from $250,000 in 1995, and is attributable to a full year of depreciation on two Family Center properties acquired in the RCCM acquisition.


     Operating Income. Operating income increased to $1.9 million in 1996 from $167,000 in 1995 and increased as a percent of revenue from 0.5% in 1995 to 3.1% in 1996.


     Net Interest Expense. Net interest expense increased to $343,000 in 1996 from $86,000 in 1995. The increase is a result of increased borrowings related primarily to the acquisition of RCCM in October 1995.

     Income Taxes. In 1996 the Company received an income tax benefit of $1.2 million as a result of a reduction in the valuation allowance relative to deferred tax assets. In 1995 the Company recorded an income tax benefit of $460,000.

YEAR ENDED DECEMBER 29, 1995 COMPARED TO YEAR ENDED DECEMBER 30, 1994


     Revenue. Revenue increased $12.4 million, or 50.6%, to $36.9 million in 1995 from $24.5 million in 1994. The revenue increase was primarily the result of (i) the acquisition of RCCM effective October 2, 1995; (ii) growth in mature centers and centers opened in 1994; and (iii) the operation of a net six new centers opened in 1995. In 1995, the Company opened seven new centers and closed one neighborhood child care center that the Company acquired as part of an acquisition in 1993.



     Operating Expenses. Operating expenses increased $11.6 million, or 55.0%, to $32.7 million in 1995 from $21.1 million in 1994. Operating expenses as a percentage of total revenue increased to 88.6% in 1995 from 86.0% in 1994. This increase primarily resulted from expenses of $512,000 incurred in the operation and the closing of a neighborhood child care center that the Company acquired as part of an acquisition in 1993 and higher operating expenses associated with the Family Centers acquired in the RCCM transaction.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $567,000, or 18.9%, to $3.5 million in 1995 from $3.0 million in 1994. Selling, general and administrative expense as a percentage of revenue decreased to 9.5% in 1995 from 12.1% in 1994. This decrease was attributable to more efficient utilization of operational and financial personnel and systems resulting from the increase in the number of Family Centers under management.


     Depreciation and Amortization. Depreciation and amortization expense increased $133,000, or 34.4%, to $520,000 in 1995 from $387,000 in 1994.
Amortization expense increased to $270,000 in 1995 from $185,000 in 1994. This increase was primarily the result of the RCCM acquisition. Depreciation expense increased to $250,000 in 1995 from $202,000 in 1994. This increase is attributable to the additional depreciation expense in the fourth quarter on the two Family Center properties acquired in the RCCM acquisition.

     Operating Income. Operating income increased to $167,000 in 1995 from $76,000 in 1994.


     Net Interest Expense. Net interest expense increased to $86,000 in 1995 from $50,000 in 1994. The increase was the result of increased indebtedness to finance the RCCM acquisition in October 1995.


     Income Taxes. In 1995 the Company recorded an income tax benefit of $460,000 as a result of a reduction in the valuation allowance relative to certain deferred tax assets.

UNAUDITED SELECTED QUARTERLY OPERATING RESULTS


     The following table sets forth certain unaudited quarterly operating information for the ten quarters ended June 27, 1997. This data has been prepared on the same basis as the audited consolidated financial statements contained elsewhere herein and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information for the periods presented, when read in conjunction with the Company's consolidated financial statements and notes thereto contained elsewhere herein. The operating results for any previous quarter are not necessarily indicative of results of any future period.



                                            1995                                       1996                        1997
                           ---------------------------------------   -----------------------------------------   --------
                             1ST       2ND       3RD        4TH        1ST        2ND        3RD        4TH        1ST
                           QUARTER   QUARTER   QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                           -------   -------   --------   --------   --------   --------   --------   --------   --------
Revenue..................  $6,828    $7,224    $10,185    $12,683    $14,435    $15,644    $15,984    $16,863    $17,480
Operating income
  (loss).................      63        83         69        (48)       417        439        418        646        522
Income (loss) before
  taxes..................      55        90         80       (145)       285        378        340        574        450
Income tax expense
  (benefit)(1)...........       1         4          5       (471)         7         20         22     (1,208)       221
Net income...............      54        86         75        326        278        358        318      1,782        229

                             1997
                           --------
                             2ND
                           QUARTER
                           --------
Revenue..................  $18,901
Operating income
  (loss).................      648
Income (loss) before
  taxes..................      595
Income tax expense
  (benefit)(1)...........      279
Net income...............      316


---------------

(1) The income tax benefit in the fourth quarter of 1995 resulted from a reduction in valuation allowance due to management's determination that the Company's deferred tax assets other than operating losses will likely be realized. In the fourth quarter of 1996, management determined that the Company's net operating loss carryforwards will likely be realized and, therefore, the remaining valuation allowance was removed.

     The Company's revenue and results of operations fluctuate with the seasonal demands for child care. The Company's revenue typically declines during the third quarter as a result of decreased enrollments in its Family Centers as parents withdraw their older children for entry into elementary schools. Since a portion of the Company's costs are fixed costs, the Company's results are affected by fluctuation in center and program utilization. Quarterly results of operations may also fluctuate based upon the number and timing of center openings and/or acquisitions, the performance of new and existing centers, the contractual arrangements under which centers are operated, the change in the mix of such contractual arrangements, the timing and level of consulting and development fees, center closings, competitive factors and general economic conditions. In addition, (i) the acquisition of RCCM in October 1995 and (ii) the closing of the neighborhood child care center in the fourth quarter of 1995 significantly impacted the Company's operating results for that quarter. The effects of seasonality have historically been obscured by the Company's growth. The Company anticipates that these seasonal trends will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has primarily provided its services under management contracts which require little or no capital investment by the Company for growth of its operations. Corporate clients typically assume financial responsibility for construction costs and ongoing facility expenses. Since inception, the Company has financed its operating needs and acquisitions from investments from shareholders, funded debt and cashflow from operations.


     The Company had working capital of $2.5 million and $1.8 million as of June 27, 1997 and December 27, 1996, respectively, as compared to $1.3 million and $407,000 as of June 28, 1996 and December 29, 1995, respectively. During 1996, net cash provided by operating activities was $2.0 million as compared to $770,000 in 1995. The increase in cash generated by operating activities is a result of the increase in income before income taxes. During the six months ended June 27, 1997, net cash provided by operating activities was $338,000 as compared with $1.5 million for the comparable period in 1996. The decrease in cash provided by operating activities was primarily the result of a decrease in accounts payable and accrued expenses. Cash used in investing activities in 1996 totaled $169,000, compared to $4.2 million in 1995. The cash used in investing activities in 1996 was primarily for furniture and equipment. Cash used in investing activities in 1995 primarily consisted of the $3.6 million paid as consideration for RCCM and related costs and $514,000 for purchase of property and equipment. Cash used in financing activities in 1996 was $551,000 compared to cash provided from financing activities of $3.1 million in 1995. The 1996 primary use of cash was for repayment of indebtedness while cash provided from financing activities in 1995 was primarily from the debt financing of the RCCM acquisition.


     The Company has received a commitment for a $5.0 million revolving credit facility to be completed in connection with the closing of this Offering to be used for working capital and other general corporate purposes. Borrowing under the new credit facility will bear interest at LIBOR. The new credit facility will be subject to renewal on an annual basis.



     The Company believes that funds provided by operations, available borrowing under the credit facility and the net proceeds from the Offering will be sufficient to meet its needs for working capital and capital expenditures and the Company's anticipated needs to fund future growth through the end of 1998. The Company does not anticipate material capital expenditures during 1997 or 1998. An element of the Company's growth strategy is to pursue strategic acquisitions. The Company may be required to seek external financing sources to pursue such acquisitions. There can be no assurance that the Company would be able to obtain such financing on reasonable or attractive terms, if at all.


NEW ACCOUNTING PRONOUNCEMENTS


     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This statement imposes criteria for evaluating the recoverability of long-term assets at each balance sheet date. The Company adopted SFAS No. 121 effective January 1, 1996. Such adoption did not have a material impact on the results of operations, financial condition or cash flows of the Company.



     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires new disclosures in the notes to the financial statements about stock-based compensation plans based on the fair value of the equity instruments granted. Companies also may base the recognition of compensation cost for instruments issued under stock-based compensation plans on these fair values. The Company adopted the disclosure provisions of SFAS No. 123 effective January 1, 1996, but currently does not plan to change the method of accounting for these plans.



     SFAS No. 128, "Earnings per Share" has been issued effective for years ending after December 15, 1997. This statement establishes standards for computing and presenting earnings per share and also establishes standards with respect to disclosure of information about an entity's capital structure. The Company is required to adopt the provisions of SFAS No. 128 in the fourth quarter of 1997 and does not expect adoption thereof to have a material effect on the Company's financial position or results of operations; however, the effect on net income per share is disclosed in the financial statements set forth herein.


     SFAS No. 129, "Disclosure of Information About Capital Structure" has been issued effective for years ending after December 15, 1997. This statement establishes standards for disclosing information about an entity's capital structure. The Company will be required to adopt the provisions of SFAS No. 129 in the fourth quarter of 1997 and does not expect adoption thereof to have a material impact on the Company's financial position, results of operations or cash flows.

                                    BUSINESS

OVERVIEW


     The Company is a leading national provider of a broad range of management and consulting services for employers seeking to create a "family friendly" work environment by providing their employees with workplace child care, education and other family support programs. The Company manages corporate-sponsored Family Centers, built and equipped by an employer at or near its offices, providing high quality services such as early childhood education, child care, back-up child care, kindergartens, get-well care, summer camps, and parent support services. The Company currently manages 87 Family Centers for 65 corporate clients in 27 states and has 17 centers under development, including centers for nine new corporate clients. Eleven of the Company's corporate clients operate multiple Family Centers. In addition, the Company provides work/life consulting services to help employers realize the benefits of work and family programs and policies and to align work/life concerns of working families with business strategies of employers. Consulting services provided by the Company include feasibility studies, work/life strategic planning, return on investment analyses and development of work/life programs and policies. During 1996, the Company provided consulting services to 25 corporate clients. The Company's clients include many of America's best known corporations, such as AlliedSignal Inc., Barnett Banks, Inc., The Boeing Company, Campbell Soup Company, The Chase Manhattan Corporation, Citicorp, Columbia/HCA Healthcare Corporation, Eli Lilly and Company, J.C. Penney Company, Inc., Johnson & Johnson, Marriott International, Inc., MBNA Corporation, Merck & Co., Inc., NationsBank Corporation, Owens Corning, S.C. Johnson & Son, Inc. and USAA.


MARKET OPPORTUNITY


     The Company believes it is positioned to take advantage of two related trends: (i) the changing profile of the work force, with more dual income households and working parents, and the workplace and (ii) the recognition by employers that responding to family needs of employees is an essential strategy to attract, retain and motivate their employees. The resulting demand for work and family services also reflects an increasing awareness by employers that helping employees balance work and family responsibilities and creating a work environment that facilitates that balance will increase productivity on the job.



     The profile of the work force has changed dramatically as a result of an increase in households where both parents are employed or, in households with one parent, where the sole wage earner needs child care or other family services. For example, (i) over 60% of mothers with children under the age of six are currently employed or seeking employment, compared to 22% in 1960; (ii) only 7% of all families currently conform to the perceived traditional family consisting of the wage earning father, stay-at-home mother and one or more children, down from 20% in 1969; and (iii) in 84% of all married couples, both spouses work. As a result of the changing composition of the work force and increasing pressures on employees to work harder and longer, parents are facing additional difficulties in meeting the needs of their families. The Company believes employers are increasingly recognizing that it is necessary to help employees meet their family needs. The Hudson Institute's 1997 report "Workforce 2020," focusing on major trends expected to shape the work force through the year 2020, concludes that American firms will need to continue to compete for the best employees by offering an ever-expanding array of benefits and accommodating a variety of lifestyle and workplace arrangements.



     As a result of the increased competition for a limited number of qualified employees, the Company believes large employers are becoming "family friendly" in order to attract, retain, and motivate employees. The Mississippi Forum on Children and Families reports that 40% of workers polled cited lack of available child care as a barrier to employment and 28% said they had quit a job due to lack of child care. The Child Care Action Campaign, a New York-based advocacy group, reported that child care related absences cost employers approximately $3.0 billion annually. Many of the Company's corporate clients have experienced reduced absenteeism, improved productivity, enhanced recruitment and retention, improved employee morale and an enhanced corporate image as a result of Family Center services. Trends such as these have led to quantifiable benefits to employers which further reinforce the strategy of offering family friendly services at the workplace. For example, at Johnson and Johnson, a corporate client of the Company with five Family Centers in operation and two under development, 86% of female employees who use or would use Johnson and Johnson's work/family programs stated that those programs were important to their decision to continue employment with Johnson & Johnson. At AlliedSignal, Inc., the availability of the Family Center reduced absenteeism of employees using the center by 89%. In addition, Chase Manhattan Corporation calculated its Family Center providing back-up child care generated net savings of approximately $800,000 over a one-year period, as a result of the reduced absenteeism of employees using the program.



     A significant portion of the Company's business involves providing child care services. The child care market is a $30 billion industry segment with diverse competition from both the public and private sectors. The market for child care services remains highly fragmented with the 20 largest child care providers, including the for profit and not-for-profit sectors, comprising less than 5% of total child care revenues in the United States. The child care industry is experiencing a shift toward center-based care as the percentage of children under the age of five enrolled in such programs has increased from 13% to 30% between 1977 and 1993. Investment by corporations in child care services has grown in recent years and continues to grow. The Child Care Information Exchange in 1996 reported that the employer-sponsored segment of the industry comprised just 1% of the total child care market, but the employer-sponsored segment grew by 25% in 1995, as compared with 5% growth in the industry as a whole. In its 1996 survey of 1,050 major employers, Hewitt Associates identified a 30% increase over the past five years in companies that provide some type of child care service. The majority of employers, however, still provide no child care support, and employers providing such services generally offer only limited support. For example, in the Hewitt survey, only 9% of companies supporting child care provided a workplace child care center. The Company believes that child care assistance is becoming an important employee benefit which will lead to further growth in the employer-sponsored segment and that employer-sponsors and parents will seek association with high quality providers to provide education and other services for their children.


CORPORATEFAMILY SOLUTIONS' APPROACH AND COMPETITIVE ADVANTAGE


     The Company believes it is the leading provider of work and family services solely dedicated to the employer-sponsored segment of the market. The Company's operations are geographically and customer diversified with 87 Family Centers for 65 corporate clients located in 27 states. In addition, the Company currently has 17 Family Centers under development for nine new corporate clients. The Company believes that it is well positioned as a result of its ability to (i) manage corporate relationships both on a local and national level; (ii) provide high quality services and programs complying with national accreditation standards; and (iii) deliver operational excellence through its high caliber of Company employees and through offering innovative solutions to employer and employee concerns. Satisfaction of clients and their employees is closely monitored by executive management, and the Company believes its low turnover rate among corporate clients is representative of the overall operational excellence and satisfaction expressed by the Company's clients and their employees. The Company believes it best distinguishes itself from its various competitors by the following:



          Strategic Focus on Corporate Clients. Since inception, the Company has focused on establishing relationships with and providing work and family services for corporate clients. The Company believes its focus on corporate clients creates substantial opportunities for growth because (i) the Company has developed expertise in operating in a corporate environment and responding to the changing needs of the work force; (ii) the convenience of a workplace-based center and the corporate client's endorsement of the Company enhances its ability to market its services directly to the corporate client employees; (iii) corporate sponsorship provides greater financial resources to allow the Company to offer high quality services and educational programs; and (iv) large employers require high quality providers that have a proven track record of providing services nationwide and in multiple locations. The Company's size and diverse client base enhances its ability to manage a variety of corporate needs from those of single site clients to multiple-site, multiple-service clients. The Company seeks to differentiate itself from other providers of work and family services by focusing on corporate clients, delivering higher quality services, maintaining more highly qualified service personnel and identifying and responding to client needs.

          High Quality Services. The Company operates all its child care programs and Family Centers at standards to achieve accreditation set forth by NAEYC, a national organization dedicated to improving the quality of care and developmental education provided to young children. NAEYC accreditation is a distinction earned by less than 10% of child care programs in the country. The Company's operating model, which generally requires that all facility, facility-related costs and management fees be paid by the employer-sponsor, provides more financial resources available at the Company's Family Centers than most other centers. These financial resources directly translate into higher teacher compensation, lower teacher-child ratios, enhanced curriculum and increased employee training and development. Accordingly, such financial assistance enables the Family Center to deliver higher quality services and programs resulting in increased satisfaction for clients and their employees and an enhanced learning environment for children.



          Highly Qualified Personnel. The Company believes that the experience and knowledge of its Center Directors, Executive Directors, Regional Vice Presidents of Operations ("Regional Vice Presidents"), consulting personnel, teachers and Advisory Board members are critical elements in its ability to provide high-quality services, secure new corporate clients and expand services and programs to existing clients. At the Family Center level, operational performance is the immediate responsibility of the Center Director. Center Directors average over 15 years of family service and child care experience, including over eight years directing a child care center, and approximately 98% and 44% of Center Directors have received undergraduate and advanced degrees, respectively. Lead teachers typically hold a four year degree or an associate degree and three plus years of child care experience. Other teachers typically have several years experience in the child care field or hold an associate degree in early childhood education or are Child Development Associate credentialed. For several clients with multiple sites, the Company employs an Executive Director who is responsible for the coordination and consistency of the various programs of a multicenter client around the country. The six Regional Vice Presidents, who oversee the Center Directors, have an average of 11 years of experience in managing multiple center operations and an average of 12 years directing a child care center. The Company's consulting services are provided by eight employees with an average of 13 years of work/life services and consulting experience. Advising both the Family Center and consulting personnel is an Advisory Board of 18 nationally recognized leaders in education and/or early childhood development.



          Responsiveness and Flexibility to Client Needs. The Company provides a broad range of services and programs tailored to meet the changing needs of each client and its work force. The Company develops and implements child care, education and other family services to meet client and employee needs beyond traditional child care programs. Specifically, the Company has implemented summer camps, special event and conference care, extended hours, weekend and 24-hour care for multiple shift work forces, family resource services, back-up care, school-age programs, and kindergartens. The Company believes it provides its Center Directors with corporate support and significant autonomy which enables them to better meet the objectives of each corporate client. In addition, the Company's three contract models provide corporate clients flexibility in structuring their financial commitment to work and family services. The Company's consulting services provide clients the opportunity to better evaluate their needs and review the effectiveness of programs already in place.


GROWTH STRATEGY

     The Company's objective is to strengthen its position as one of the leading providers of work and family services. To achieve this goal, the Company employs the following key strategies:

          Developing new corporate clients. The Company intends to develop new corporate client relationships through aggressive sales and marketing of its management and consulting services. Marketing efforts are designed to focus potential clients on (i) the benefits to employers of utilizing work and family services and (ii) the Company's high quality services and programs. In general, the Company targets employers with more than 1,000 employees at a work site. In the first half of 1997, the Company increased its sales and marketing personnel to expand market penetration and to enhance its responsiveness to client requests and proposals. The Company believes that its consulting division enhances its ability to educate employers on the benefits of implementing work and family services and to establish relationships with new corporate clients.


          Expanding existing corporate client relationships. The Company seeks to (i) develop new Family Centers for existing corporate clients who have multiple work sites, (ii) provide additional services and programs at existing Family Centers, and (iii) provide consulting services to assist clients in evaluating work/life policies and programs. The Company currently manages multiple Family Centers for 11 clients that currently have 33 Family Centers in operation and eight under development, including Johnson & Johnson with five Family Centers in operation and two under development; USAA with two Family Centers in operation and three under development; Barnett Bank with five Family Centers in operation; Citicorp with four Family Centers in operation and two under development; and MBNA with four Family Centers in operation. The Company believes that its existing client base provides expansion opportunities for additional Family Centers and additional services and programs such as back-up care, school-age programs and summer camps. Many of the Company's existing clients have begun utilizing the Company's consulting services to help evaluate the effectiveness of their work/life policies, and the Company believes that its existing client base will continue to look to the Company for an increasing array of consulting services.



          Developing new services and products. The Company seeks to develop a continuum of work and family services to meet the needs of corporate clients and their employees. The Company's approach to relationship management allows it to work with existing clients, employees and their families to address needs as they arise and to develop new services or programs designed to meet those needs. The Company has pilot programs for new services under development or evaluation, including the management of employer-sponsored elementary schools, tutoring and other education services, elder care, and the distribution of educational books, toys, games and software for family members of all ages.



          Pursuing strategic acquisitions. The Company intends to pursue acquisitions of related work and family service businesses in order to (i) enter into new geographic markets, (ii) increase its presence in existing markets and (iii) provide additional services and programs to respond to client interests and the family needs of employees. The Company believes that the work and family services industry is growing and fragmented and that there are acquisition opportunities.


SERVICES

     The Company works in conjunction with its clients and their employees to respond to changing workplace needs and to help employees balance their work and family responsibilities. A client relationship often begins with the Company providing consulting services to an employer, and progresses to the planning, development and management of a Family Center, where the Company provides services to a client's employees at the workplace. These work and family services are designed to (i) address employers' ever-changing workplace needs,
(ii) enhance employee productivity, (iii) improve recruitment and retention of employees and (iv) improve the overall employee-employer-family relationship. The Company emphasizes operational excellence, client service and program leadership, and requires that each Family Center be operated at NAEYC standards. Services include:


     Family Centers. The Company currently operates 87 Family Centers for 65 corporate clients in 27 states and has 17 centers under development, including centers for nine new corporate clients. The "Family Center" concept evolved from the more traditional workplace child care center and is designed to serve a broader segment of the work site population. In addition to providing services for pre-school children, school-age children and elder dependents of employees, the centers are designed to be able to address the broader lifestyle needs of all employees. Each Family Center provides a number of services designed to meet the business objectives of the corporate client and the family needs of the client's employees. As a result, the physical facility, operating policies, and services are tailored for each client. Services currently offered at the Company's Family Centers include:


          Early Childhood Education. The Company offers early childhood education at each of its 87 Family Centers. The Company's proprietary program for learning, entitled "The World at Their

     Fingertips," includes educational programs for infants, toddlers, and preschoolers and creates developmentally appropriate experiences for every child. "The World at Their Fingertips" includes many components designed to promote physical, cognitive, emotional, and language development and provides a developmentally appropriate educational curriculum enabling teachers to provide individualized, personalized, responsive care and affection for each child. The infant and toddler program provides a rich environment for development with learning centers planned to maximize large and small motor experiences, sensory and cognitive experiences, language, music and personal experiences. The preschool program provides a developmentally appropriate learning-centered curriculum, including dramatic play, art expression, construction/blocks, computer and music/movement. The Company's early childhood educational services meet or exceed the standards established by the National Academy of Early Childhood Programs ("NAECP"), a division of NAEYC.


          Employer-Sponsored Child Care. The Company currently operates 82 child care programs in its Family Centers. At the end of 1996, the program capacity at the Company's Family Centers exceeded 10,000 children. Consistent, reliable child care is an essential service for working families. Family Centers provide child care in many different ways, including traditional day care, evening care when parents work late, weekend care, 24-hour care for multiple shift work forces, special event care, emergency care, school holiday care, as well as other services.


          Summer Camps. The Company currently operates summer camps in conjunction with 38 Family Centers and as a stand-alone service for one corporate client. During 1996, the Company provided this service to approximately 1,300 children. The camps include programs for children in age-related groups from five to 12 years old. Programs include age-appropriate enrichment activities such as science, computers, gymnastics, dance, sports, and other activities, and include both on-site and off-site day camps.

          Back-Up Care Programs. The Company currently operates 34 back-up care programs. Four centers exclusively offer back-up care programs, while other back-up care programs are offered in designated rooms within a larger Family Center. The Company has approximately 5,600 families registered to use back-up care. Back-up care programs serve families whose primary child care arrangements are unavailable because of emergencies, illness, or caregiver turnover and provide care on school holidays and release days. The Company's back-up care programs serve children from ages six weeks to 12 years. Family Centers that exclusively offer back-up care programs range in size from 12 to 110 children and include the first such program ever accredited by NAEYC.


          Kindergartens. The Company currently operates 25 Family Center kindergartens, all of which meet or exceed the standards set by NAECP. During 1996, the Company's kindergarten programs served approximately 500 children. The kindergarten curriculum employs a comprehensive developmental approach that challenges and prepares children for success in school and is tailored to reflect the expectations of the surrounding school systems. The Company has added kindergartens to certain of its Family Centers in response to the demand from parents seeking to maintain the quality learning environment that their children have experienced in Family Centers.


          School-age Programs. The Company currently operates 13 school-age programs in Family Centers for children ages six to 12 years. During 1996, the Company provided these services to approximately 500 children. These programs may include before- and after-school care, tutorial services and enrichment programs such as gymnastics, computer, or foreign language instruction.

          Get-Well Care. The Company currently offers get-well care in 13 Family Centers. These programs serve mildly ill children recovering from various illnesses and injuries and are typically staffed with a registered nurse or licensed practical nurse.

          Parent Support. All Family Centers include support programs for parents, including parent education programs, seminars, support groups and resource libraries. Parent education programs include family resource rooms (serving as a library for parents and a site for parent seminars), scheduled family counseling, "lunch and learns," evening programs with presentations and round table discussions on topics of concern to parents (such as child behavior and time management), and first-aid and CPR training. Support services include meals-to-go, laundry pick-up and carpooling coordination. The Company's parent support services are developed and implemented with the involvement of a parent advisory group established at each Family Center.

     Consulting Services. The Company offers a comprehensive range of work/life consulting services to help employers assess, plan and develop work and family solutions, realize the benefits of work/life programs and policies and to align work/life concerns with other strategic concerns of employers. Specific examples of services provided by the Company include:

           - Guidance, staffing and support for work and family initiatives, including a company-wide work/life conference;


           - Development of a strategic work/life plan for a national work force based on a customized survey, focus groups and management interviews;


           - A feasibility study of the viability of worksite primary schools;

           - Consultation on the integration of a client's work/life, diversity and training efforts;

           - A multisite study to identify dependent care needs and develop a strategic plan to meet those needs; and


           - A return on investment study to analyze the benefits of a client's work/life investments.



     The Company believes that its consulting and development services play an integral role in its client services and allow it to strengthen existing and develop new corporate relationships. During 1996, the Company provided consulting services for 25 corporate clients, eight of which are clients for which the Company operates one or more Family Centers.


OPERATIONS

     General. The Company is organized into two integrated operating units consisting of Family Center operations and consulting services. The Company's management philosophy promotes a commitment to excellence for children, parents, clients and staff. Corporate operations are coordinated from the Company's headquarters located in Nashville, Tennessee. Corporate office functions include Family Center operations oversight, human resources, marketing, business development, facility design, finance, accounting, risk management, information systems, and corporate communications.

     Family Center Operations. Family Center operations are organized into six operational regions, each managed by a Regional Vice President who reports to the Company's Chief Operating Officer. Regional Vice Presidents and regional support staff are responsible for Family Center development, direct management oversight, quality control, financial performance, and client relations. Each Family Center is managed by a Center Director. Each Family Center's size, staffing, hours of operation and range of services provided vary according to each corporate client's needs and desires. Family Centers range in size from 3,000 square feet to 47,000 square feet and enrollment capacity from 35 to 450. Staffing for a Family Center typically consists of an administrative team, a teaching staff and support personnel. Family Centers are typically located on a corporate client's site, either in converted space, or free-standing structures designed specifically for use as a Family Center. Currently, 73 centers are located at client worksites and 14 are located on properties contiguous to the worksite. The facilities are generally owned or leased by the corporate clients, except for the three owned by the Company.


     Consulting Services. The Company's consulting services are provided through a division of the Company titled The Resource Group, which is based in Morristown, New Jersey. The Resource Group provides consulting services to corporate clients including feasibility studies, work/life strategic planning, benchmark studies, policy and practice alignment, return on investment analysis and community investment. In addition to consulting services, The Resource Group supports the Company's Family Center programs, ensuring such programs remain state of the art and of the highest quality, and conducts research and development of new services. The Resource Group is staffed by eight full-time employees with additional contract consultants depending on the workload and expertise needed to complete a particular project.


     Training. The Company has developed a comprehensive training program for its employees. Management training is provided on an ongoing basis to all Center Directors and includes human resource management, risk management, budgeting, customer service, and program implementation. Teacher training is conducted in each Family Center and includes orientation and ongoing training including training related to child development and education, health, safety and emergency procedures. Training is conducted on a regular basis at each Family Center and in company-wide meetings and is designed to meet NAEYC training standards.

     Health and Safety. The Company emphasizes the health and safety at each Family Center. The Company maintains a variety of security measures at its centers, which may include electronic security or access systems, sign-out procedures for children and other site-specific measures. Safety features are incorporated into the operation of the Family Centers, including selection of safe and age-appropriate toys and play equipment, cushioned surfaces surrounding play structures, rounded corners on furniture, child-size amenities and open and windowed lay-outs providing increased visibility for teachers and parents. The Company schedules emergency drills for fire safety and other emergencies, and requires current CPR and first aid certification for center management personnel.

     Communication and Information Systems. The Company has an information, communication and financial reporting system which links every Family Center to the Company's regional and corporate offices. This system provides timely financial information on such items as revenue, expenses, enrollments, payroll and staff hours. The Company seeks to improve its operating efficiencies by providing management with more timely information through its information systems.

MARKETING

     Management believes that the Company's broad-based operations in 27 states with 87 Family Centers and the expertise and reputation of its management team have created valuable and strong name recognition within the work and family services industry. The Company's directors, senior officers and Advisory Board members are involved at the national level with education, work/life and children's services issues, and their prominence and involvement in such issues plays a key role in attracting new clients and developing additional services and products for existing clients.

     The Company's marketing and sales efforts focus on (i) developing new corporate client relationships, (ii) expanding existing relationships and (iii) promoting and maintaining relationships with client employees and families. Sales and marketing activities at the corporate level are led by the Company's business development group, with assistance provided by executive officers, Regional Vice Presidents, Center Directors, The Resource Group and support personnel. The Company has four business development officers, including two individuals who recently joined the Company. Development officers generally cover distinct geographic territories within the continental United States.


     The Company markets its services to prospective clients in a variety of ways, including direct mail to qualified prospects, industry conferences, and telephone and personal visits to interested potential clients. In addition, clients often refer other employers to the Company. With existing clients, the Company maintains regular contact through its business development personnel and operations management and is committed to understanding the client's evolving business circumstances and work force family needs. At each Family Center, regional and center management are responsible for marketing to families and staying abreast of new and changing needs for both the employer and employees. This responsiveness and client involvement enable the Company to develop and market additional services to existing clients as well as to new corporate clients.


COMPETITION


     Depending on the services provided, the Company competes with a variety of companies in each segment of its operations. The Company's largest competitors for employer-sponsored child care services include Bright

Horizons Children's Centers, Inc. and, to a lesser extent, the employer-sponsored child care divisions of other large child care companies, such as Kindercare and Children's Discovery Centers. The Company believes that it is distinguished from these competitors by its exclusive focus on corporate clients and commitment to accreditation standards. The Company believes that it is able to compete successfully by understanding and responding to the business needs of prospective clients and by offering professionally developed programs, highly qualified personnel, attention to risk management and a broad range of services. The Company also faces competition for enrollment from a variety of for-profit, not-for-profit and government-based providers.



     The Company has a number of competitors for work/life consulting services and center services complementary to its Family Centers. Many of such competitors provide, among other services and products, work/life consulting services, adult education and contract school services, and have greater financial and operating resources than the Company. The Company believes that it distinguishes itself from competitors by its presence at the workplace, knowledge of family needs, and ability to integrate a number of services and programs into a Family Center tailored to the needs of an employer.



     The Company's ability to compete successfully for employer-sponsored work and family services, developed in partnership with employers, depends on a number of factors, including quality of service, cost-effective delivery of services and ability to provide the scope of services necessary for an employer's needs. With respect to child care services, there are many center-based child care companies that compete for corporate relationships to provide on-site family services, some of which have greater financial or other resources that allow them to compete successfully against the Company. The Company believes that its staff of trained professionals is well equipped to develop a plan with a corporate client to best meet the work and family needs of the employer's work force. Through participating in the development plan of the Family Center, consulting with the contractor and employer, staffing the Family Center to provide the scope and depth of services the employer and its employees need and desire, and given the Company's experience with 65 employers managing 87 centers, the Company believes it is well positioned to provide services that are family-friendly and improve the work environment for corporate employees, thereby enhancing the overall productivity of the corporate client's operations.


     Along with competition for corporate clients, each Family Center faces competition for enrollment from a wide range of community-based child care providers. The Company believes, however, that client employees perceive greater value, convenience and flexibility associated with the Company's services.

REGULATION


     The Company's child care operations are subject to a variety of federal, state and local regulations and licensing requirements. The Company has policies and procedures in place in order to comply with the regulations and requirements. Although the regulations and requirements vary greatly from jurisdiction to jurisdiction, governmental agencies generally review, among other things, the center's safety, fitness and adequacy of buildings and equipment, licensed capacity, the ratio of staff personnel to enrolled children, staff training, dietary program, daily curriculum, recordkeeping, and compliance with health and safety standards. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of centers, and licenses must be renewed periodically. In a few jurisdictions, new legislation or regulations have been enacted or are being considered which establish requirements for employee background checks or other clearance procedures for new employees of child care centers. Failures by a center to comply with applicable regulations can subject it to governmental sanctions, which might include fines, corrective orders, being placed on probation or, in more serious cases, suspension or revocation of the center's license to operate or an award of damages to private litigants, and could require significant expenditures by the Company to bring the Company's centers into compliance.


     In addition, state and local licensing regulations often provide that the license held by the Company may not be transferred. As a result, any transferee of a family services business (primarily child care) must apply to any applicable administrative bodies for new licenses. There can be no assurance that the Company would not have to incur material expenditures to relicense centers it may acquire in the future. The Company believes it is in substantial compliance with all material regulations applicable to its business.

EMPLOYEES


     As of June 27, 1997, the Company employed approximately 2,550 full-time employees, of whom 32 were employed at its corporate headquarters. Six employees serve as Regional Vice Presidents, 87 as Center Directors, and approximately 2,500 as teachers and administrative personnel in the Family Centers. In addition, at June 27, 1997, the Company had approximately 535 part-time employees and 700 substitutes on its payroll. None of the Company's employees is represented by a labor union, and the Company believes its relationship with its employees is good.


LITIGATION


     The Company has been named as a defendant in a lawsuit in which the plaintiff is seeking compensatory and punitive damages for injuries allegedly sustained at a Family Center in Florida. The case is in the preliminary stages of discovery and pleading, and the Company intends to defend its position vigorously. The Company maintains insurance for damages that may be sustained in this case with the exception of punitive damages in certain circumstances, and its insurer is participating in the defense of the case. Based on its present understanding of the case and the advice of counsel, management of the Company does not believe that the Company has a material exposure to uninsured damages.



     In addition to the litigation noted above, the Company is, from time to time, subject to claims and suits arising in the ordinary course of its business. Such claims have, in the past, generally been covered by insurance. Management believes the resolution of the above noted litigation and other legal matters will not have a material effect on the Company's financial condition or results of operations, although no assurance can be given with respect to the ultimate outcome of any such actions. Furthermore, there can be no assurance that the Company's insurance will be adequate to cover all liabilities that may arise out of claims brought against the Company.


INSURANCE


     The Company's insurance program currently includes the following types of policies: worker's compensation, commercial general liability, automobile liability, commercial property liability, student accident coverage, employment practices liability and excess "umbrella" liability including coverage for child abuse and molestation. The policies provide for a variety of coverages, are subject to various limits, include deductibles or self-insured retentions. Management believes that the Company's current insurance coverages are adequate to meet its needs. The Company has not experienced difficulty in obtaining insurance coverage, but there can be no assurances that adequate insurance coverage will be available in the future, or that the Company's current coverage will protect it against all possible claims. There is no assurance that claims in excess of, or not included within, the Company's insurance coverage will not be asserted, the effect of which could have an adverse effect on the Company. See "Risk Factors -- Adverse Publicity; Ability to Obtain and Maintain Insurance."


TRADEMARKS

     The Company has filed applications for registration of the following trademarks and service marks with the United States Patent and Trademark Office:
Family Solutions(SM) and CorporateFamily Centers(SM). A registered trademark/service mark in the United States may be effective indefinitely subject only to a required supplemental filing every ten years and the continued use of the mark by the registrant. A properly registered trademark/service mark establishes the presumption of ownership of the trademark/service mark by the registrant and constitutes constructive notice of such ownership.

PROPERTIES


     The Company's executive offices are located in Nashville, Tennessee, and consist of 7,105 square feet leased through July 30, 2000, with an option to renew the lease for two additional five-year terms. In addition, the Company (i) owns two child care facilities and (ii) leases certain real property for use at four Family Centers. Three of the above-mentioned leases have agreements whereby the client becomes contractually responsible for the lease obligation in the event the Company no longer operates a Family Center for such client at the location. The Company also leases other facilities at various locations, which are not material to its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company as of the date of this Prospectus.


NAME                             AGE                             POSITION
----                             ---                             --------
Marguerite W. Sallee(1)........  51    President, Chief Executive Officer and Director
Robert D. Lurie................  51    Chairman of the Board, President of The Resource Group and
                                       Director
David J. Gleason...............  51    Executive Vice President and Chief Operating Officer
Michael E. Hogrefe.............  37    Executive Vice President, Chief Financial Officer and
                                       Secretary
Lamar Alexander(1).............  57    Vice Chairman of the Board and Director
JoAnne Brandes(2)(3)...........  44    Director
Jerry L. Calhoun(1)(3).........  53    Director
Thomas G. Cigarran(2)..........  55    Director
E. Townes Duncan(3)............  44    Director
Joseph J. Guzzo(2).............  57    Director


---------------

(1) Member of the Nominating Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee


     Marguerite W. Sallee is a founder of the Company and has served as President, Chief Executive Officer and a director since February 1987. Prior thereto, Ms. Sallee served as Commissioner of Human Services in former Governor Lamar Alexander's cabinet. Ms. Sallee received a Bachelor of Arts from Duke University and a Master of Arts in Psychology from Austin Peay University. She is a director of Proffitt's, Inc., an owner and operator of department stores; MagneTek, Inc., a manufacturer of integrated electrical products; and Phoenix Healthcare Corporation, a managed healthcare company; and is a former Chairman of the Nashville Area Chamber of Commerce. In addition, Ms. Sallee is a delegate to the Presidential Summit for Children.


     Robert D. Lurie has served as Chairman of the Company since December 1995 and as President of The Resource Group, a division of the Company focused on providing consulting and resource support to work/life center operations, since October 1995. From 1984 to 1995, Mr. Lurie served as President and Chief Executive Officer of RCCM, which was acquired by the Company in October 1995. Mr. Lurie received his Bachelor of Arts degree from the University of Florida and his Master of Arts in American Civilization from the University of Texas at Austin. He completed his graduate studies in Administration and Social Policy at the Harvard University Graduate School of Education.

     David J. Gleason, Ph.D. has served as an Executive Vice President and Chief Operating Officer of the Company since 1988. From 1986 until April 1988, Dr. Gleason was Vice President of Support Services of Children's World Learning Centers, a national child care corporation. Dr. Gleason served as Executive Director of the National Child Development Associate Program in Washington, D.C. He received a Bachelor's degree from St. Michael's College, a Master's degree in Child Development from the University of Chicago and a Ph.D. in Human Development Education from the University of Maryland. Dr. Gleason has served as a member of the Advisory Committee of the National Academy of Early Childhood Programs and the Commission for Center Accreditation for the National Association for Education of Young Children and is currently a member of the Board of Directors of the Alliance of Work/Life Professionals.

     Michael E. Hogrefe has served as an Executive Vice President, Chief Financial Officer and Secretary since January 1996. Mr. Hogrefe served as Treasurer of Service Merchandise Company, Inc., a national retail chain of catalog stores, from July 1993 through January 1996 and as Assistant Treasurer from March 1990 to July 1993. Mr. Hogrefe received a Bachelor of Science in Management from Drake University and a Master's in Business Administration from New York University, Stern School of Business.

     Lamar Alexander is a founder of the Company and has served as Vice Chairman of the Board of Directors since May 1996. He also serves the Company as Chairman of the Nominating Committee of the Board of Directors. Mr. Alexander served as a director of the Company from September 1987 to April 1991. Mr. Alexander currently serves as Co-Director of Empower America, a conservative public policy advocacy organization; Chairman of the National Commission of Philanthropy and Civic Renewal; and Honorary Chairman of the Campaign for a New American Century, a political action committee. From 1991 to 1993 he served as Secretary of the United States Department of Education, from 1987 to 1990 he served as President of the University of Tennessee, and from 1979 to 1987 he served as Governor of Tennessee. Mr. Alexander also currently serves as a director of InterMedia Partners, a national cable television partnership; The Learning Company, an international educational software company; and as a director and Vice Chairman of Processed Foods, Inc., a food manufacturing company.



     JoAnne Brandes has served as a director of the Company since December 1995. Ms. Brandes has served as Vice President and General Counsel for S.C. Johnson Commercial Markets, Inc., a manufacturer and marketer of cleaning and sanitation products and services, since October 1996. Prior to that time, Ms. Brandes served as Vice President of Corporate Communication Worldwide for S.C. Johnson & Son, Inc., a manufacturer of cleaning and personal care products, from October 1994 to September 1996 and served as Director of Corporate Communication Worldwide from May 1992 to September 1994. Prior thereto, Ms. Brandes served as Senior Legal Counsel to S.C. Johnson & Son, Inc. from 1981 to 1992. Ms. Brandes serves as a director of Alternative Resources Corporation, a temporary technical staffing company; a Regent in the University of Wisconsin System Board of Regents; Director of Child Care Action Campaign, a not-for-profit child advocacy group; and serves on the State of Wisconsin's Governor's Child Care Council.


     Jerry L. Calhoun was elected as a director in April 1997. Mr. Calhoun currently serves as Vice President of Employee and Union Relations for The Boeing Company, an aeronautics design and manufacturing company, and has served in such capacity since January 1997. Prior to that time, Mr. Calhoun served in various capacities at The Boeing Company, including Vice President of Human Resources from November 1994 to January 1997, Director of Business Resources from November 1992 to November 1994 and Director of Human Resources from October 1990 to November 1992.


     Thomas G. Cigarran has served as a director of the Company since November 1987 and currently serves as the Chairman of the Audit Committee of the Board of Directors. Mr. Cigarran has been Chairman, President and Chief Executive Officer of American Healthcorp, Inc., an operator of comprehensive hospital-based diabetes treatment centers and a provider of diabetes disease management services for third-party payors, since September 1988 and was President and Chief Operating Officer from its founding in September 1981 until September 1988. In addition, Mr. Cigarran has served as Chairman of the Board and Chief Executive Officer of AmSurg Corp., a developer, acquirer and manager of practice-based ambulatory surgery centers, since 1992. Mr. Cigarran is a director of ClinTrials Research Inc., a contract research organization providing services to the pharmaceutical, biotechnology and medical device industries.



     E. Townes Duncan has been a director of the Company since April 1988 and currently serves as the Chairman of the Compensation Committee of the Board of Directors. Mr. Duncan has served as the President of Solidus, LLC, a private investment firm, since January 1997. Since November 1993, Mr. Duncan has served as Chairman of the Board, Chief Executive Officer and a director of Comptronix Corporation, a provider of electronics contract manufacturing services. Comptronix Corporation filed a petition for Chapter 11 protection on August 9, 1996, completed the sale of substantially all of its assets in November 1996 and consummated its plan of liquidation in June 1997. From 1985 to 1993, Mr. Duncan was a Vice President and principal of Massey Burch Investment Group, Inc., a venture capital corporation. Mr. Duncan is a director of J. Alexander's Corporation, an owner and operator of restaurants, and Sirrom Capital Corporation, a specialty finance company.


     Joseph J. Guzzo has served as a director of the Company since November 1991. Mr. Guzzo is the President of International Operations for Marriott Management Services Corp. Since joining Marriott Corporation in 1962, Mr. Guzzo has served in a variety of management positions, including Vice President of

Finance & Administration for the Theme Park Group and Vice President and Controller for Marriott Restaurant Operations. Mr. Guzzo is also Chairman of the Board and a director of the Marriott Credit Union.

     Under the terms of the Company's Amended and Restated Charter (the "Charter"), the members of the Board of Directors are divided into three classes, each of which serves a term of three years. Each class is to consist as nearly as practicable of one-third of the total number of directors constituting the Board of Directors. Marguerite W. Sallee and E. Townes Duncan comprise the "Class I" Directors, and their current term expires in 2000. Lamar Alexander, JoAnne Brandes and Joseph J. Guzzo are the "Class II" directors with terms ending in 1999. The "Class III" directors are Robert D. Lurie, Jerry L. Calhoun and Thomas G. Cigarran, and their term expires in 1998. Executive officers of the Company are elected on an annual basis and serve at the discretion of the Board of Directors. The following constitute the standing committees of the Board of Directors:

          Nominating Committee. The Nominating Committee develops general criteria concerning the qualifications and selection of Board members and recommends candidates for such positions to the Board of Directors.

          Audit Committee. The Audit Committee makes recommendations to the Board of Directors concerning the Company's financial statements and the appointment of independent accountants, reviews significant audit and accounting policies and practices, meets with the Company's independent accountants concerning, among other things, the scope of audits and reports, and reviews the performance of the overall accounting and financial controls of the Company.

          Compensation Committee. The Compensation Committee has the responsibility for reviewing and approving salaries, bonuses, and other compensation and benefits of executive officers, advising management regarding benefits and other terms and conditions of compensation, and administering the Company's employee stock incentive plan. No executive officer of the Company served during 1996 as a member of the Compensation Committee. The Company has no required disclosures regarding Compensation Committee interlocks and insider participation in compensation decisions. See "-- Compensation Pursuant to Plans."

DIRECTOR COMPENSATION


     The Company has adopted and the shareholders have approved the 1997 Outside Directors' Stock Incentive Plan ("1997 Outside Directors' Plan") that will become effective upon the consummation of the Offering. An aggregate of 25,000 shares have been reserved for issuance pursuant to the 1997 Outside Directors' Plan. The 1997 Outside Directors' Plan provides that, on the date of each Annual Meeting of Shareholders beginning in 1998, each Outside Director (continuing to serve as a director) will receive a restricted stock award of that number of shares of Common Stock with a fair market value (as defined in the 1997 Outside Directors' Plan) of $10,000. The restricted stock shall vest in one-third increments with one-third vesting on the date of grant and the remaining shares vesting equally on the first and second anniversary dates of the initial grant, as long as the Outside Director continues to serve as a director of the Company. No shares of restricted stock granted pursuant to the 1997 Outside Director's Plan shall be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution until the earlier of (i) five years from the date of grant and (ii) the date on which the Outside Director ceases to serve as a director of the Company. Outside Directors awarded such restricted stock may exercise full voting rights and shall be entitled to receive all dividends and other distributions paid with respect to such shares from the date of grant. Shares of restricted stock that have not vested at the time of a grantee's resignation, removal, or failure to be elected as a member of the Board of Directors shall be forfeited. In addition, Outside Directors receive a $10,000 cash retainer annually and are entitled to reimbursement from the Company for reasonable out-of-pocket expenses incurred in connection with attending Board of Directors or committee meetings.


     Pursuant to an agreement dated August 26, 1996, between the Company and Lamar Alexander, Mr. Alexander agreed to serve as Vice Chairman. In his capacity as Vice Chairman, Mr. Alexander works with the Company's Chief Executive Officer regarding business development, strategic analysis and expanding the Company's educational focus. Mr. Alexander's compensation under this agreement consists of (i) $72,000 per annum commencing July 1, 1997 and (ii) the grant of an option for the purchase of an aggregate of 32,500 shares of Common Stock at an exercise price of $7.69 per share. Options for the purchase of 19,500 shares are fully vested, and options for the purchase of the remaining 13,000 shares will vest on January 1 of 1998 and 1999. He shall serve in such capacity during his current term, and, if nominated and re-elected as a director, shall continue to serve in such capacity until August 2000.

EMPLOYMENT AGREEMENTS

     Robert Lurie is employed by the Company under an Employment Agreement dated August 27, 1995 (the "Employment Agreement"). Under the Employment Agreement, Mr. Lurie is employed as President of The Resource Group for a term ending August 27, 2000 and also serves as Chairman of the Board of Directors. As compensation under the Employment Agreement, Mr. Lurie is paid a base salary and is eligible for a performance bonus comparable to that of the other executive officers of the Company, and he received a grant of an option to purchase 325,000 shares of Common Stock at $7.69 per share, which option vests in one-fifth increments over a five-year vesting period. The Employment Agreement will terminate upon death or permanent disability, may be terminated by the Company for cause and may be terminated by Mr. Lurie for any reason upon 60 days' written notice to the Company. In addition, pursuant to an Agreement Not To Compete dated August 27, 1995 (the "Non-Compete Agreement"), Mr. Lurie has agreed for a period of five years, upon his termination from the Company for any reason, not to become employed, directly or indirectly, by, or to have a significant financial interest in any other enterprise engaged in, the family services business in which the Company is engaged in the United States. For such Non-Compete Agreement, Mr. Lurie shall be paid an aggregate of $500,000, in yearly installments of $100,000 beginning on the fourth business day following the effective date of this Offering.

     The Company has entered into agreements with each of the Named Executive Officers (as hereinafter defined) other than Mr. Lurie whereby, upon the termination of such person's employment under specified conditions within one year following a change in control of the Company (as defined in the agreements), such person would receive a cash payment of two times such person's base salary at the time of the termination. In consideration of such payment, the Named Executive Officer has agreed not to compete with the Company's business during the term of employment and for one year following the termination of such person's employment.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth the total compensation paid or accrued by the Company on behalf of the Chief Executive Officer and the three next most highly compensated executive officers of the Company whose aggregate salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 27, 1996.

                           SUMMARY COMPENSATION TABLE


                                                                             LONG-TERM COMPENSATION
                                                 ANNUAL COMPENSATION                AWARDS(1)
                                              --------------------------    -------------------------
                                                                            RESTRICTED    SECURITIES
                                                                              STOCK       UNDERLYING
NAME AND PRINCIPAL POSITION                   SALARY ($)(2)    BONUS ($)    AWARDS ($)    OPTIONS (#)
---------------------------                   -------------    ---------    ----------    -----------
Marguerite W. Sallee........................    $126,855        $10,000            --      188,500
  President and Chief Executive Officer
Robert D. Lurie.............................     124,679             --            --           --
  Chairman of the Board and President, The
  Resource Group
David J. Gleason............................     124,752          5,000            --      165,100
  Executive Vice President and Chief
  Operating Officer
Michael E. Hogrefe..........................     124,808         25,000      $292,500(3)     6,500
  Executive Vice President, Chief Financial
  Officer and Secretary


---------------


(1) The Company did not grant any stock appreciation rights or make any long-term incentive plan payouts during 1996.

(2) Includes amounts deferred by the employee under the Company's 401(k) plan.

(3) Mr. Hogrefe received a restricted stock grant for 32,500 shares of Common Stock under the Company's 1996 Stock Incentive Plan, subject to the terms of a Restricted Stock Award Agreement, including (i) a permanent restriction on transfer in the form of a permanent right of first refusal in favor of the Company to repurchase the shares at the then book value and (ii) forfeiture in the event of Mr. Hogrefe's breach of confidentiality and non-competition covenants or termination of Mr. Hogrefe's employment for cause as defined in the agreement, which provisions are being terminated by action of the Company's Board of Directors upon the closing of the Offering. Because there was no trading market for the Common Stock as of December 27, 1996, the value of the shares has been calculated on the basis of an assumed initial public offering price of $9.00 per share.


     The following table sets forth certain information concerning stock options granted during 1996 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                 INDIVIDUAL GRANTS
                                 --------------------------------------------------
                                 NUMBER OF     PERCENT OF                             POTENTIAL REALIZABLE VALUE
                                 SECURITIES      TOTAL                                  AT ASSUMED ANNUAL RATES
                                 UNDERLYING     OPTIONS                                OF STOCK APPRECIATION FOR
                                  OPTIONS      GRANTED TO    EXERCISE                        OPTION TERMS
                                  GRANTED     EMPLOYEES IN     PRICE     EXPIRATION   ---------------------------
NAME                                (#)           1996       ($/SHARE)      DATE        5% ($)         10% ($)
----                             ----------   ------------   ---------   ----------   -----------   -------------
Marguerite W. Sallee...........   188,500        40.87%        $7.69      01/01/06       $911,897      $2,310,927
Robert D. Lurie................        --           --            --            --             --              --
David J. Gleason...............   165,100        35.80          7.69      01/01/06        798,696       2,024,053
Michael E. Hogrefe.............     6,500         1.41          7.69      01/01/06         31,445          79,687

     The following table sets forth certain information with respect to stock options granted to the Named Executive Officers pursuant to the Company's stock option plans. No Named Executive Officer exercised any options for the purchase of Common Stock in 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND 1996 YEAR-END OPTION VALUES


                                                                                          VALUE OF
                                                      NUMBER OF SECURITIES               UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                           OPTIONS AT                    OPTIONS AT
                                                      DECEMBER 27, 1996 (#)        DECEMBER 27, 1996(1)($)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
Marguerite W. Sallee.............................    106,411        226,460       $353,876       $311,659
Robert D. Lurie..................................    130,000        195,000        170,300        255,450
David J. Gleason.................................     94,380        202,020        309,643        278,041
Michael E. Hogrefe...............................         --          6,500             --          8,515


---------------


(1) There was no public trading market for the Common Stock as of December 27, 1996. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $9.00 per share, less the applicable exercise price.


COMPENSATION PURSUANT TO PLANS


     The Company has historically granted options for the purchase of Common Stock pursuant to the 1987 Stock Option Plan, the 1996 Stock Incentive Plan and other contractual grants. As of July 23, 1997, options for the purchase of 1,546,421 shares of Common Stock were outstanding at a weighted average exercise price per share of $7.26. The Company does not intend to make further grants pursuant to those plans. The Company and shareholders have approved the 1997 Stock Incentive Plan.



     1997 Stock Incentive Plan. The Company has adopted a stock incentive plan (the "Stock Incentive Plan") that will become effective upon the consummation of the Offering. Under the Stock Incentive Plan, the Compensation Committee has the authority to grant to key employees and consultants of the Company the following types of awards: (1) stock options; (2) stock appreciation rights; (3) restricted stock; and/or (4) other stock-based awards. Pursuant to the Stock Incentive Plan, 450,000 shares of Common Stock have been reserved and will be available for distribution, which may include authorized and unissued shares or treasury shares. Any shares as to which an option or other award expires, lapses unexpired, or is forfeited, terminated or canceled may become subject to a new option or other award. The Stock Incentive Plan will terminate on, and no award may be granted later than, the tenth anniversary of the date of adoption of the Stock Incentive Plan, but the exercise date of awards granted prior to such tenth anniversary may extend beyond that date.


     Incentive stock options ("ISOs") and non-qualified stock options may be granted for such number of shares as the Committee may determine and may be granted alone, in conjunction with, or in tandem with other awards under the Stock Incentive Plan or cash awards outside the Stock Incentive Plan. A stock option will be exercisable at such times and subject to such terms and conditions as the Committee will determine. However, in the case of an ISO, the term will be no more than ten years after the date of grant (five years in the case of ISOs for certain 10% shareholders). The option price for an ISO will not be less than 100% (110% in the case of certain 10% shareholders) of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option will not be less than 50% of the fair market value as of the date of grant. Stock options and stock appreciation rights granted under the Stock Incentive Plan may not be assigned or transferred other than by will or by the laws of descent and distribution.

     Stock appreciation rights may be granted under the Stock Incentive Plan in conjunction with all or part of a stock option and will be exercisable only when the underlying stock option is exercisable. Once a stock appreciation right has been exercised, the related portion of the stock option underlying the stock appreciation right will terminate. Upon the exercise of a stock appreciation right, the Committee will pay to the employee or consultant in cash, Common Stock or a combination thereof (the method of payment to be at the discretion of the Committee), an amount equal to the excess of the fair market value of the Common Stock on the exercise date over the option price, multiplied by the number of stock appreciation rights being exercised.



     Restricted stock awards may be granted alone, in addition to, or in tandem with, other awards under the Stock Incentive Plan or cash awards made outside the Stock Incentive Plan. The provisions attendant to a grant of restricted stock may vary from participant to participant. In making an award of restricted stock, the Committee will determine the periods during which the restricted stock is subject to forfeiture and may provide such other awards designed to guarantee a minimum of value for such stock. During the restricted period, the employee or consultant may not sell, transfer, pledge, or assign the restricted stock but will be entitled to vote the restricted stock and to receive, at the election of the Committee, cash or deferred dividends.


     The Committee also may grant other types of awards such as performance shares, convertible preferred stock, convertible debentures or other exchangeable securities that are valued, as a whole or in part, by reference to or otherwise based on the Common Stock. These awards may be granted alone, in addition to, or in tandem with, stock options, stock appreciation rights, restricted stock, or cash awards outside of the Stock Incentive Plan. Awards will be made upon such terms and conditions as the Committee may determine.


     If there is a change in control or a potential change in control of the Company (as defined in the Stock Incentive Plan), stock appreciation rights and limited stock appreciation rights outstanding for at least six months and any stock options which are not then exercisable, in the discretion of the Board, may become fully exercisable and vested. Notwithstanding the foregoing, stock appreciation rights held by persons subject to Section 16(b) of the Exchange Act, will be automatically exercised if the change in control or potential change in control is not within the control of such person for purpose of Rule 16b-3(e)(3) of the Exchange Act. Also, in the discretion of the Board, the restrictions and deferral limitations applicable to restricted stock and other stock-based awards may lapse, and such shares and awards will be deemed fully vested. Stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and other stock-based awards, will, unless otherwise determined by the Committee in its sole discretion, be cashed out on the basis of the change in control price (as defined in the Stock Incentive Plan and as described below). The change in control price will be the highest price per share paid in any transaction reported on the Nasdaq National Market or paid or offered to be paid in any bona fide transaction relating to a change in control or potential change in control at any time during the immediately preceding 60-day period. The Committee has the discretion to determine the change in control price, based on the parameters described in the preceding sentence.



     Employee Stock Purchase Plan. The Company and its shareholders have adopted an employee stock purchase plan (the "Stock Purchase Plan") that will become effective promptly following the Offering. An aggregate of 100,000 shares of Common Stock has been reserved for issuance pursuant to the Stock Purchase Plan. Under the Stock Purchase Plan, employees, including executive officers, who have been employed by the Company continuously for at least one year are eligible, as of the first day of any option period (January 1 through June 30, or July 1 through December 31) (an "Option Period"), to contribute on an after-tax basis up to 15% of their base pay per pay period through payroll deductions to be used to purchase shares of Common Stock. Notwithstanding the foregoing, no employee who is a 5% or greater shareholder of the Company's voting stock is eligible to participate in the Stock Purchase Plan. On the last trading day of each Option Period (the "Exercise Date"), the amount contributed by each participant over the course of the Option Period will be used to purchase shares of Common Stock at a purchase price per share equal to the lesser of (a) 85% of the closing market price of the Common Stock on the Exercise Date, or (b) 85% of the closing market price of the Common Stock on the first trading date of such Option Period. The Stock Purchase Plan is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").



     401(k) Retirement Savings Plan. Employees of the Company participate in a savings plan (the "401(k) Plan") which is qualified under Sections 401(a) and 401(k) of the Code. To be eligible, an employee must have been employed by the Company for at least twelve months. The 401(k) Plan permits employees to make salary deferrals up to specified limits. Additional contributions may be made by the Company at its discretion, and the Company makes a matching contribution equal to at least 25% of an employee's salary deferral, limited to 6% of an employee's wages, which contributions vest ratably over a six-year period.


LIMITATION OF LIABILITY AND INDEMNIFICATION

     The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) such person acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in an official capacity, that such conduct was in the corporation's best interests, or, in all other cases, that such conduct was not opposed to the best interests of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, even if such officer or director (i) was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) was adjudged liable on the basis that personal benefit was improperly received, or (iii) breached his or her duty of care to the corporation.

     The Company's Charter provides that to the fullest extent permitted by Tennessee law no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this charter provision relieves the Company's directors of personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions. In addition, the Company's Bylaws provide that each director and officer of the Company shall be indemnified by the Company to the fullest extent allowed by Tennessee law, and the Company will enter into indemnification agreements with each of the Company's directors and executive officers (upon receipt of shareholder approval of the form of indemnification agreement).

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock (after giving effect to the conversion of all shares of Series A Preferred Stock into 1,169,935 shares of Common Stock) as of the date of this Prospectus, by: (i) each director of the Company; (ii) each Named Executive Officer; (iii) each person known by the Company to own beneficially more than 5% of the Company's Common Stock; (iv) each Selling Shareholder; and (v) all directors and executive officers of the Company as a group, both before and after giving effect to this Offering.



                                                 SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                   OWNED PRIOR TO                             OWNED AFTER
                                                   THE OFFERING(1)       SHARES TO BE        THE OFFERING
                                               -----------------------   SOLD IN THE    -----------------------
MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS   NUMBER         PERCENT     OFFERING      NUMBER         PERCENT
---------------------------------------------  ---------       -------   ------------   ---------       -------
Frontenac Venture V Limited Partnership......    527,410(2)     17.2%       260,000       267,410         6.0%
Marriott Management Services Corp............    467,912(3)     15.1             --       467,912        10.5
Joseph J. Guzzo..............................    467,912(3)     15.1             --       467,912        10.5
Massey Burch Investment Group and related
  parties (as a group).......................    453,806(4)     14.8        453,481           325           *
Robert D. Lurie..............................    424,151(5)(6)  13.3             --       424,151         9.3
The Valley Venture Fund Limited
  Partnership................................    269,040(4)      8.8        269,040            --           *
Trinity Ventures (as a group)................    260,778(7)      8.5             --       260,778         5.9
Marguerite W. Sallee.........................    246,161(6)(8)   7.6             --       246,161         5.4
David G. Gleason.............................    201,760(6)(9)   6.3         16,250       185,510         4.1
Trinity Ventures II, L.P.....................    195,425(7)      6.4             --       195,425         4.4
Lamar Alexander..............................    193,325(10)     6.3          4,768       188,557         4.2
Central Confederate Venture Fund Limited
  Partnership................................    184,441(4)      6.0        184,441            --           *
Thomas G. Cigarran...........................     68,076(11)     2.2             --        68,076         1.5
Michael E. Hogrefe...........................     33,800(12)     1.1             --        33,800           *
E. Townes Duncan.............................     12,870(13)       *             --        12,870           *
JoAnne Brandes...............................        780(14)       *             --           780           *
Jerry L. Calhoun.............................         --           *             --            --           *
All directors and executive officers as a
  group (10 persons).........................  1,648,835(15)    45.9         21,018     1,627,817        32.9

OTHER SELLING SHAREHOLDERS
Nelson Capital Partners, L.P.................     87,828         2.9         38,767        49,061         1.1
First Union National Bank....................     78,000         2.5         78,000            --           *
Distributees of Massey Burch Venture
  Investors..................................     77,027(16)     2.5         74,826         2,201           *
Robert M. Keeshan............................     70,254         2.3         16,250        54,004         1.2
First American Corporation...................     40,170         1.3         40,170            --           *
Ruth W. Manecke..............................     14,906           *          3,250        11,656           *
John Wade....................................      8,276           *          8,276            --           *
A.L. Alexander...............................      5,962           *          5,962            --           *

---------------


   * Represents less than 1% of the Common Stock outstanding.



 (1) Shares subject to options and warrants held by the persons shown in the table which are exercisable within 60 days of July 24, 1997 are deemed outstanding for the purpose of computing the percentage ownership of such person and the percentage ownership of all executive officers and directors as a group but are not deemed outstanding for the purpose of computing the percentage ownership of the other persons shown in the table.

 (2) Includes 7,410 shares of Common Stock issuable upon the exercise of outstanding options owned by Frontenac Company, an affiliate of Frontenac Venture V Limited Partnership. The principal address is

     135 South LaSalle Street, Suite 3800, Chicago, Illinois 60604. In the event that the Underwriters' over-allotment option is exercised in full, Frontenac Venture V Limited Partnership would sell an additional 260,000 shares of Common Stock and would beneficially own 7,410 shares after the Offering.


 (3) Includes 780 shares of Common Stock issuable upon the exercise of outstanding options and 26,000 shares issuable upon the exercise of a warrant, both of which are held by Marriott Management Services Corp. Mr. Guzzo is an officer of an affiliate of Marriott Management Services Corp. and shares voting and investment power with respect to the shares indicated. The principal address for Marriott Management Services Corp. is 1 Marriott Drive, Washington, D.C. 20058.


 (4) The business address of Massey Burch Investment Group, Inc. ("Massey Burch") and related entities is 310 25th Avenue North, #103, Nashville, Tennessee 37203. The entities whose shares are included as parties related to Massey Burch include (i) Central Confederate Venture Fund Limited Partnership; (ii) The Valley Venture Funds Limited Partnership; and (iii) Massey Burch Investment Group Pension Plan. Donald M. Johnston, Lucius E. Burch III and Frank B. Sheffield, Jr. are the principals of Massey Burch, affiliates of which are investment managers and general partners of Central Confederate Venture Fund Limited Partnership, The Central Confederate Venture Fund and The Valley Venture Fund Limited Partnership. Certain investment management services with respect to the foregoing investment partnerships are also provided by Massey Burch Capital Corp., the principals of which are Donald M. Johnston, William Earthman, III, Benjamin
     H. Gray, J. Donald McLemore, Jr., and Lucius E. Burch, IV. Accordingly, the foregoing named principals, Massey Burch and Massey Burch Capital Corp. may be deemed to be the beneficial owners of shares owned by each of the foregoing investment partnerships. Massey Burch and certain of its principals may hold powers of attorney for certain of its investment advisory clients under which they share voting and investment power with respect to the shares indicated.

 (5) Includes 130,000 shares of Common Stock issuable upon the exercise of outstanding options and 1,651 shares owned by Mr. Lurie's wife, Jane Kyle-Lurie. Mr. Lurie disclaims beneficial ownership of the shares held by his wife.
 (6) The principal address of such person is c/o CorporateFamily Solutions, Inc., 209 10th Avenue South, Suite 300, Nashville, Tennessee 37203.

 (7) Includes an option for the purchase of 780 shares of Common Stock held by Trinity Ventures II, L.P. The entities whose shares are included as affiliated parties related to Trinity Ventures (as a group) include (i) Trinity Ventures II, L.P; (ii) Trinity Ventures III, L.P.; and (iii) Trinity Side By Side Fund I, L.P. The principal address is 300 Sand Hill Road, Building 1, Suite 240, Menlo Park, California.


 (8) Includes 161,011 shares of Common Stock issuable upon the exercise of outstanding options.

 (9) Includes 143,260 shares of Common Stock issuable upon the exercise of outstanding options.

(10) Includes 20,410 shares of Common Stock issuable upon the exercise of outstanding options and 98,383 shares owned by Mr. Alexander's wife, Leslee
     B. Alexander, individually and as trustee for Mr. Alexander's children. Mr. Alexander disclaims beneficial ownership of the shares held by record and as trustee by Mrs. Alexander. Mr. Alexander's principal address is P. O. Box 22275, Nashville, Tennessee 37202. The shares being sold in the Offering are being sold for the benefit of Mr. Alexander's children.

(11) Includes 30,810 shares of Common Stock issuable upon the exercise of outstanding options.
(12) Includes 32,500 shares of restricted stock and 1,300 shares of Common Stock issuable upon the exercise of outstanding options.
(13) Includes 11,310 shares of Common Stock issuable upon the exercise of outstanding options.
(14) Includes 780 shares of Common Stock issuable upon the exercise of outstanding options.

(15) Includes 525,661 shares of Common Stock issuable upon the exercise of outstanding options and warrants.


(16) The distributees are comprised of 49 persons or entities, none of whom have held any position, office or material relationship with the Company within the past three years.

                              CERTAIN TRANSACTIONS

     The Company purchases food from Marriott International, Inc. ("Marriott") for use in several Family Centers managed by the Company. Marriott is the record owner of 441,134 shares of the Company's Common Stock and holds options and warrants for the purchase of 26,780 shares of Common Stock. In the years 1994, 1995 and 1996, the Company made food purchases from Marriott totaling approximately $330,000, $420,000 and $417,000, respectively. The Company also has an agreement with Marriott to operate and manage a Family Center for its employees. During the years 1994, 1995 and 1996, the Company received management fees from Marriott totaling $51,500, $53,300, and $57,780, respectively. Joseph Guzzo, a member of the Board of Directors of the Company, is the President of International Operations for Marriott Management Services Corp.

     The Company has also entered into agreements with S.C. Johnson & Son, Inc.
(i) to operate and manage a Family Center for its employees and (ii) for consulting services provided on an ongoing basis. During the year 1996, the Company received management fees from S.C. Johnson & Son, Inc. with respect to operation of its Family Center totaling $50,000, and the Company received consulting fees totaling $25,000. Management fees of $12,500 were paid by S.C. Johnson & Son, Inc. for the year 1995 pursuant to a management contract with RCCM. Prior to the fourth quarter of 1995, the Company received no revenue from such contract. JoAnne Brandes, a member of the Board of Directors of the Company, is Vice President of Corporate Communication Worldwide for S.C. Johnson & Son, Inc.

     The Company has entered into agreements with The Boeing Company (i) to operate and manage a Family Center for its employees and (ii) to consult with the Company concerning work and family issues. The Company expects to receive a management fee of $75,000 and a consulting fee of $45,000 pursuant to its contracts with Boeing in 1997. In 1996, the Company received a fee of $40,000 relating to a consulting contract and to the development of a Family Center. Jerry L. Calhoun, a member of the Board of Directors of the Company, is employed as Vice President of Employee and Union Relations at The Boeing Company.

     Robert D. Lurie, Chairman of the Board of Directors of the Company and President of The Resource Group, received $3.1 million in cash and 292,500 shares of the Company's Common Stock as consideration for the acquisition of his interest in RCCM in October 1995. Mr. Lurie's wife, Jane Kyle-Lurie, received $13,022 in cash and 1,651 shares of the Company's Common Stock in consideration of the acquisition of her interest in RCCM.

     The Company believes that the above-mentioned transactions between the Company and its directors, officers, or other affiliates were, and that future transactions will be, on terms no less favorable to the Company than can be obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue 100,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share ("Preferred Stock"). As of the date of this Prospectus, 3,066,848 shares of Common Stock were issued and outstanding and were held of record by 170 shareholders.


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to prior dividend rights and sinking fund or redemption or purchase rights that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. See "Dividend Policy." The holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of the Company. The holders of Common Stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of Common Stock. The Company's Charter provides that the members of the Board of Directors are divided into three classes, consisting as nearly as practicable of one-third of the total number of directors, each class of which serves a term of three years. The Company's Charter gives holders of Common Stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares offered hereby when sold in the manner contemplated by this Prospectus will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK


     Prior to the effectiveness of this Offering, the Company will have 1,125,000 shares of Series A Preferred Stock authorized and outstanding. Upon completion of this Offering, all of these shares will convert into shares of Common Stock. Pursuant to the conversion terms, the outstanding Series A Preferred Stock will be converted into an aggregate of 1,169,935 shares of Common Stock. Thereafter, the Series A Preferred Stock will be canceled and cease to exist under the Company's Charter, and the Company will have no outstanding class of Preferred Stock but will have 10,000,000 shares of Preferred Stock authorized and available for issuance.


     The authorized Preferred Stock may be issued from time to time in one or more designated series or classes. Subject to the provisions of the Company's Charter and limitations prescribed by law, the Board of Directors, without further action or vote by the shareholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relative provisions as may be provided in a particular series or class. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present intention to issue any series or class of Preferred Stock.

WARRANTS

     A warrant for the purchase of up to 26,000 shares of Common Stock is currently outstanding. The warrant is exercisable in whole or in part upon providing a written notice of exercise and payment in full to the Company of the exercise price. The exercise price is $6.15 per share. The warrant expires on January 15, 1998.

REGISTRATION RIGHTS


     Following the consummation of the Offering, beneficial holders of an aggregate of 546,586 shares of Common Stock ("Demand Registrable Shares") will have contracted rights with respect to the registration of the sale of such shares. Beginning 180 days after the date of this Prospectus (the "IPO Date"), the holders of the Demand Registrable Shares then outstanding have the right to one demand registration on Form S-1 (or its successor form) upon written demand to the Company by the holders of 66 2/3% of such shares. On or after the date the Company is entitled to register the Demand Registrable Shares on Form S-3 (or any similar short form registration statement), the holders of such shares may, at any time, demand registration of such shares, so long as the aggregate offering value of such shares is equal to or exceeds $1,000,000.



     In addition, the beneficial holders of the above shares and the beneficial holders of an additional 83,988 shares of Common Stock (together with the Demand Registrable Shares, the "Incidental Registrable Shares") may require the Company to include all or a portion of such holder's Incidental Registrable Shares in a registration statement filed by the Company for its own account, provided, among other conditions, that the managing underwriter (if any) of such offering has the right, subject to certain conditions, to limit the number of Incidental Registrable Shares included in such registration statement. If the managing underwriter limits the number of Incidental Registrable Shares that can be included in a demand registration, the Incidental Registrable Shares that are also Demand Registrable Shares shall be first included.


     In general, all fees, costs and expenses of such registrations (other than underwriting commissions, dealers' fees, broker's fees and concessions applicable to the Common Stock) will be borne by the Company. The registration rights set forth above shall terminate as of the fifth anniversary of the IPO Date.

CERTAIN PROVISIONS OF THE CHARTER, BYLAWS AND TENNESSEE LAW

     General. The provisions of the Charter, the Bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company that are not approved by the Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly-owned company, to develop its business in a manner that will foster its long-term growth without the disruption of the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its shareholders.

     Directors. Pursuant to the Company's Charter, the members of the Board of Directors are divided into three classes, each of which serves a term of three years. The Bylaws provide that the number of directors shall be no fewer than five or more than fifteen, with the exact number to be established by the Board of Directors and subject to change from time to time as determined by the Board of Directors, and that vacancies on the Board of Directors (including vacancies created by an increase in the number of directors) may be filled by the Board of Directors, acting by a majority of the remaining directors then in office, or by a plurality of the votes cast by the shareholders at a meeting at which a quorum is present. Officers are elected annually by and serve at the pleasure of the Board of Directors.

     The Charter provides that directors may be removed only for cause and only by (i) the affirmative vote of the holders of a majority of the voting power of all the shares of the Company's capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law, or (ii) the affirmative vote of a majority of the entire Board of Directors then in office. This provision, in conjunction with the provision of the Charter authorizing the Board of Directors to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Advance Notice for Shareholder Proposals or Making Nominations at
Meetings. The Bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of shareholders of the Company and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary of the Company timely written notice in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors, or the committee of the Board of Directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

     To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

     The notice of any shareholder proposal or nomination for election as director must set forth various information required under the Bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on the Company's books (if they so appear) and the class and number of shares of the Company's capital stock that are beneficially owned by them.


     Amendment of the Bylaws and Charter. The Bylaws provide that a majority of the members of the Board of Directors who are present at any regular or special meeting or the holders of a majority of the voting power of all shares of the Company's capital stock represented at any regular or special meeting have the power to amend, alter, change, or repeal the Bylaws.



     Except as may be set forth in resolutions providing for any class or series of Preferred Stock and except for provisions in the Charter establishing (i) the designation of three classes of directors; (ii) the allowance of the removal of directors only for cause; and (iii) the requirements to call a special meeting of shareholders, each of which provisions require the affirmative vote of holders of two-thirds of the voting power of the shares entitled to vote at an election of directors, any proposal to amend, alter, change, or repeal any other provision of the Charter requires approval by the affirmative vote of both a majority of the members of the Board of Directors then in office and the holders of a majority of the voting power of all of the shares of the Company's capital stock entitled to vote on the amendments, with shareholders entitled to dissenters' rights as a result of the Charter amendment voting together as a single class. Shareholders entitled to dissenters' rights as a result of a Charter amendment are those whose rights would be materially and adversely affected because the amendment (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption;
(iii) alters or abolishes a preemptive right; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (v) reduces the number of shares held by such holder to a fraction if the fractional share is to be acquired for cash. In general, however, no shareholder is entitled to dissenter's rights if the security he or she holds is listed on a national securities exchange or the Nasdaq National Market.



     Anti-Takeover Legislation. The Tennessee Business Combination Act (the "Combination Act") provides, among other things, that any corporation to which the Combination Act applies, including the Company, shall not engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Pursuant to an exemption provided by the Combination Act, Frontenac Venture V Limited Partnership, Marriott Management Services Corp. and Robert Lurie would not be "interested shareholders" subject to this provision.


     The Combination Act defines "business combination," generally, to mean any:
(i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation's outstanding shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder's proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

     The Combination Act defines "interested shareholder," generally, to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by the affirmative vote of at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to or exceeds the higher of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

     The Tennessee Control Share Acquisition Act (the "Acquisition Act") prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition," as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. The Company has not elected to make the Acquisition Act applicable to the Company. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will or will not be made in the future.

     The Tennessee Greenmail Act (the "Greenmail Act") prohibits the Company from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the Company or the Company makes an offer of at least equal value per share to all holders of shares of such class.

     The effect of the Combination Act, the Acquisition Act, and the Greenmail Act may be to render more difficult a change of control of the Company.

TRANSFER AGENT AND REGISTRAR


     SunTrust Bank, Nashville, N.A. will be the transfer agent and registrar for the Common Stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that a significant public market for the Common Stock will be developed or sustained after the Offering. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon completion of this Offering, the Company will have outstanding 4,416,848 shares of Common Stock (4,468,234 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,350,000 shares of Common Stock sold in this Offering (2,702,500 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or limitation under the Securities Act, except to the extent such shares are subject to the agreement with the representatives of the Underwriters described below, and except for any shares purchased by "affiliates," as that term is defined under the Securities Act, of the Company. The remaining 2,066,848 shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act, and none of such shares may be sold in the public market, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. Upon consummation of the Offering, the beneficial holders of 630,574 of the Restricted Shares will have certain registration rights with respect to the sale of such shares. See "Description of Capital Stock -- Registration Rights."



     In general, under Rule 144 any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 44,168 shares after giving effect to this Offering), and (ii) the average weekly trading volume of the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A shareholder who is not an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned his or her shares for at least two years (as computed under Rule 144), is entitled to sell such shares under Rule 144(k) without regard to the volume, manner and notice of sale, and availability of public information limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradeable without restrictions or registration under the Securities Act.



     The Company, the Company's executive officers and directors, and certain other shareholders have agreed not to offer, sell, or otherwise dispose of any of their Restricted Shares (in the aggregate, representing approximately 41.6% of the shares outstanding after the Offering) for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior consent of Montgomery Securities. Notwithstanding the preceding sentence, the Company may grant options to purchase or award shares of Common Stock under the Stock Incentive Plan and the Stock Purchase Plan and issue shares in connection with acquisitions. Of the persons holding 228,107 restricted shares not subject to a lock-up with the Underwriters, no person holds more than 0.75% of the outstanding shares.



     As soon as practicable following the consummation of this Offering, the Company intends to file a registration statement under the Securities Act to register approximately 2,121,421 shares of Common Stock issuable pursuant to the Company's stock incentive plans and stock purchase plan. See "Management -- Compensation Pursuant to Plans." Shares issued pursuant to such plans after the effective date of such registration statement will be available for sale in the open market subject to the Lock-up Period, if applicable.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), represented by Montgomery Securities and J.C. Bradford & Co. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares of Common Stock if they purchase any.


                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Montgomery Securities.......................................
J.C. Bradford & Co..........................................
                                                              ---------
          Total.............................................  2,350,000
                                                              =========


     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters
may allow to selected dealers a concession of not more than $     per share; and
the Underwriters may allow, and such dealers may reallow, a concession of not
more than $     per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


     The Company and certain of the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 352,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.


     The Underwriting Agreement provides that the Company and the Selling Shareholders will severally indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     The Company's officers and directors, the Selling Shareholders and certain other holders of the Common Stock who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 1,838,741 shares of Common Stock, have agreed that for a period of 180 days after the effective date of the Offering they will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock for a period of 180 days after the effective date of the Offering without the prior written consent of Montgomery Securities except pursuant to the Company's stock incentive and employee stock purchase plans or pursuant to acquisitions. The holder of the warrant issued by the Company has also agreed not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrant for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. In evaluating any request for a waiver of the 180-day lock-up period, the underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such Issuance. See "Shares Eligible for Future Sale."

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its financial condition, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the economy and the securities markets at the time of the Offering and the market prices of and the demand for publicly traded common stock of comparable companies in recent periods.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain members of Bass, Berry & Sims PLC beneficially own 14,280 shares of Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 29, 1995 and December 27, 1996, and for each year of the three years in the respective periods ended December 30, 1994, December 29, 1995 and December 29, 1996, appearing in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated statements of operations, shareholders' equity and cashflows of RCCM for the nine months ended September 30, 1995, appearing in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of RCCM as of December 31, 1994 and the year then ended appearing in this Prospectus and Registration Statement, have been audited by Trien, Rosenberg, Rosenberg, Weinberg, Ciullo & Fazzari, LLP (formerly Trien, Rosenberg, Felix, Rosenberg, Barr & Weinberg), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto, certain portions having been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including the company. The address of the Commission's web site is http://www.sec.gov.

     As a result of the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports for the first three quarters of each year containing unaudited financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
CORPORATEFAMILY SOLUTIONS, INC.
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 29, 1995,
  December 27, 1996 and June 27, 1997 (unaudited)...........  F-3
Consolidated Statements of Income for each of the three
  years ended December 30, 1994, December 29, 1995 and
  December 27, 1996 and each of the six month periods ended
  June 28, 1996 (unaudited) and June 27, 1997 (unaudited)...  F-4
Consolidated Statements of Shareholders' Equity for each of
  the three years ended December 30, 1994, December 29, 1995 and December 27, 1996 and the six months ended June 27,
  1997 (unaudited)..........................................  F-5
Consolidated Statements of Cash Flows for each of the three
  years ended December 30, 1994, December 29, 1995 and
  December 27, 1996 and each of the six month periods ended
  June 28, 1996 (unaudited) and June 27, 1997 (unaudited)...  F-6
Notes to Consolidated Financial Statements..................  F-7

RESOURCES FOR CHILD CARE MANAGEMENT, INC.
Report of Independent Public Accountants....................  F-22
Consolidated Statement of Operations for the nine months
  ended September 30, 1995..................................  F-23
Consolidated Statement of Shareholders' Equity for the nine
  months ended September 30, 1995...........................  F-24
Consolidated Statement of Cash Flows for the nine months
  ended September 30, 1995..................................  F-25
Notes to Consolidated Financial Statements..................  F-26
Report of Independent Public Accountants....................  F-29
Consolidated Statement of Operations for the year ended
  December 31, 1994.........................................  F-30
Consolidated Statement of Shareholders' Equity for the year
  ended December 31, 1994...................................  F-31
Consolidated Statement of Cash Flows for the year ended
  December 31, 1994.........................................  F-32
Notes to Consolidated Financial Statements..................  F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To CorporateFamily Solutions, Inc.:

     We have audited the accompanying consolidated balance sheets of CORPORATEFAMILY SOLUTIONS, INC. (a Tennessee corporation) and subsidiary as of December 29, 1995 and December 27, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorporateFamily Solutions, Inc. and subsidiary as of December 29, 1995 and December 27, 1996 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 1996, in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP



Nashville, Tennessee


March 14, 1997, except for Note 13, as to which


the date is July 17, 1997.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                          DECEMBER 29,   DECEMBER 27,    JUNE 27,
                                                              1995           1996          1997
                                                          ------------   ------------   -----------
                                                                                        (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $ 1,584,597    $ 2,913,388    $ 2,854,911
  Restricted cash.......................................      608,980        168,858        172,466
  Accounts receivable, less allowance of $84,000,
     $123,000, and $122,000, respectively...............    3,478,292      5,304,678      5,137,133
  Prepaid expenses......................................      225,319        188,435         82,978
  Current deferred tax asset............................      700,365        969,823        871,629
                                                          -----------    -----------    -----------
          Total current assets..........................    6,597,553      9,545,182      9,119,117
PROPERTY AND EQUIPMENT, net.............................    3,928,095      3,757,201      3,631,246
INTANGIBLE ASSETS, net..................................    6,240,499      5,752,813      5,552,327
NONCURRENT DEFERRED TAX ASSET...........................           --      1,012,396        650,739
OTHER ASSETS............................................      288,727        311,128        437,791
                                                          -----------    -----------    -----------
          Total assets..................................  $17,054,874    $20,378,720    $19,391,220
                                                          ===========    ===========    ===========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt..................  $   657,463    $   911,000    $   911,000
  Trade accounts payable................................      813,850      1,289,050        391,703
  Income tax payable....................................           --        137,743          6,974
  Accrued expenses:
     Payroll and related benefits.......................    2,922,363      3,342,788      3,639,914
     Other..............................................      734,437      1,257,391        979,040
  Deferred revenue, current portion.....................      258,295        332,117         62,855
  Other current liabilities.............................      195,083        336,765        424,574
  Amounts held in escrow................................      608,980        168,858        172,466
                                                          -----------    -----------    -----------
          Total current liabilities.....................    6,190,471      7,775,712      6,588,526
LONG-TERM DEBT, net of current portion..................    4,406,195      3,504,673      3,049,360
DEFERRED REVENUE, net of current portion................    1,095,639        978,722        920,263
OTHER LONG-TERM LIABILITIES.............................    1,347,863      1,143,992      1,161,396
                                                          -----------    -----------    -----------
          Total liabilities.............................   13,040,168     13,403,099     11,719,545
                                                          -----------    -----------    -----------
COMMITMENTS, CONTINGENCIES AND GUARANTEES (See Note 9)
SHAREHOLDERS' EQUITY:
  Series A preferred stock, no par value; authorized,
     5,000,000 shares; issued and outstanding, 1,125,000
     shares.............................................    4,450,932      4,480,372      4,480,372
  Common stock, no par value; authorized, 10,000,000
     shares; issued and outstanding, 1,818,018,
     1,866,203 and 1,896,913, respectively..............    6,680,894      6,906,114      7,056,334
  Accumulated deficit...................................   (7,117,120)    (4,410,865)    (3,865,031)
                                                          -----------    -----------    -----------
          Total shareholders' equity....................    4,014,706      6,975,621      7,671,675
                                                          -----------    -----------    -----------
          Total liabilities and shareholders' equity....  $17,054,874    $20,378,720    $19,391,220
                                                          ===========    ===========    ===========


        The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME


                                              FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                  ------------------------------------------   -------------------------
                                  DECEMBER 30,   DECEMBER 29,   DECEMBER 27,    JUNE 28,      JUNE 27,
                                      1994           1995           1996          1996          1997
                                  ------------   ------------   ------------   -----------   -----------
                                                                                      (UNAUDITED)
REVENUE.........................  $24,512,981    $36,919,884     $62,926,075   $30,078,887   $36,380,776
EXPENSES:
  Operating.....................   21,091,613     32,707,762      55,588,596    26,478,632    32,028,340
  Selling, general and
     administrative.............    2,957,808      3,525,017       4,659,000     2,363,067     2,784,870
  Depreciation and
     amortization...............      387,363        519,948         758,553       381,008       397,025
                                  -----------    -----------     -----------   -----------   -----------
OPERATING INCOME................       76,197        167,157       1,919,926       856,180     1,170,541
INTEREST EXPENSE, NET...........       49,720         86,544         343,048       193,727       124,707
                                  -----------    -----------     -----------   -----------   -----------
INCOME BEFORE INCOME TAXES......       26,477         80,613       1,576,878       662,453     1,045,834
                                  -----------    -----------     -----------   -----------   -----------
INCOME TAX BENEFIT (EXPENSE):
  Current.......................         (500)        (7,889)       (142,000)      (26,502)      (40,149)
  Deferred......................           --        468,458       1,300,817            --      (459,851)
                                  -----------    -----------     -----------   -----------   -----------
                                         (500)       460,569       1,158,817       (26,502)     (500,000)
                                  -----------    -----------     -----------   -----------   -----------
NET INCOME......................  $    25,977    $   541,182     $ 2,735,695   $   635,951   $   545,834
                                  ===========    ===========     ===========   ===========   ===========
NET INCOME PER SHARE............  $      0.01    $      0.19     $      0.75   $      0.20   $      0.17
                                  ===========    ===========     ===========   ===========   ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                    SERIES A
                                PREFERRED STOCK           COMMON STOCK,
                                  NO PAR VALUE             NO PAR VALUE
                             ----------------------   ----------------------   ACCUMULATED
                              SHARES       AMOUNT      SHARES       AMOUNT       DEFICIT       TOTAL
                             ---------   ----------   ---------   ----------   -----------   ----------
BALANCE, December 31,
  1993.....................  1,125,000   $4,392,052   1,508,309   $4,907,734   $(7,494,345)  $1,805,441
  Receipt and retirement of
     outstanding shares....         --           --     (19,186)          --      (131,054)    (131,054)
  Stock options
     exercised.............         --           --      46,150       23,160            --       23,160
  Escrow stock canceled....         --           --     (42,250)          --            --           --
  Accretion of preferred
     stock.................         --       29,440          --           --       (29,440)          --
  Net income...............         --           --          --           --        25,977       25,977
                             ---------   ----------   ---------   ----------   -----------   ----------
BALANCE, December 30,
  1994.....................  1,125,000    4,421,492   1,493,023    4,930,894    (7,628,862)   1,723,524
  Acquisition of RCCM......         --           --     324,995    1,750,000            --    1,750,000
  Accretion of preferred
     stock.................         --       29,440          --           --       (29,440)          --
  Net income...............         --           --          --           --       541,182      541,182
                             ---------   ----------   ---------   ----------   -----------   ----------
BALANCE, December 29,
  1995.....................  1,125,000    4,450,932   1,818,018    6,680,894    (7,117,120)   4,014,706
  Issuance of stock
     options...............         --           --          --      100,000            --      100,000
  Stock options
     exercised.............         --           --      15,685       97,220            --       97,220
  Issuance of stock........         --           --      32,500       28,000            --       28,000
  Accretion of preferred
     stock.................         --       29,440          --           --       (29,440)          --
  Net income...............         --           --          --           --     2,735,695    2,735,695
                             ---------   ----------   ---------   ----------   -----------   ----------
BALANCE, December 27,
  1996.....................  1,125,000    4,480,372   1,866,203    6,906,114    (4,410,865)   6,975,621
  Stock options exercised
     (Unaudited)...........         --           --      30,710      150,220            --      150,220
  Net income (Unaudited)...         --           --          --           --       545,834      545,834
                             ---------   ----------   ---------   ----------   -----------   ----------
BALANCE, June 27, 1997
  (Unaudited)..............  1,125,000   $4,480,372   1,896,913   $7,056,334   $(3,865,031)  $7,671,675
                             =========   ==========   =========   ==========   ===========   ==========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                                  ------------------------------------------   -------------------------
                                                  DECEMBER 30,   DECEMBER 29,   DECEMBER 27,    JUNE 28,      JUNE 27,
                                                      1994           1995           1996          1996          1997
                                                  ------------   ------------   ------------   -----------   -----------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................   $   25,977     $  541,182     $2,735,695    $  635,951    $  545,834
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization...............      387,363        519,948        758,553       381,008       397,025
    Other noncash expense.......................           --             --         68,000        28,000            --
    Deferred tax expense (benefit)..............           --       (468,458)    (1,300,817)           --       459,851
    Loss on disposal of assets..................           --        159,009         68,975        68,975        21,077
    Changes in assets and liabilities:
      Decrease (increase) in accounts
        receivable..............................     (508,481)      (542,592)    (1,826,386)     (199,784)      167,545
      Decrease (increase) in prepaid expenses...       49,124        (72,617)        36,884       112,537       105,457
      Increase (decrease) in accounts payable
        and accrued expenses....................      548,356        595,993      1,575,285       397,382    (1,009,341)
      Increase in other current liabilities.....       32,720        162,363        141,682        91,316        87,809
      Increase (decrease) in deferred revenue...       13,478        (26,977)       (43,095)       99,883      (327,721)
      Increase (decrease) in other long-term
        liabilities.............................      121,481        (53,014)      (203,871)     (131,962)       17,404
      Increase (decrease) in other noncurrent
        assets..................................      (12,847)       (44,502)        37,599        57,130      (126,663)
                                                   ----------     ----------     ----------    ----------    ----------
          Net cash provided by operating
            activities..........................      657,171        770,335      2,048,504     1,540,436       338,277
                                                   ----------     ----------     ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment............     (148,500)      (514,382)      (168,948)      (80,290)      (91,661)
  Increase in intangible assets.................           --        (35,000)            --            --            --
  Purchase of assets of Morris & Moran
    Associates, Inc.............................     (410,000)            --             --            --            --
  Purchase of capital stock of RCCM.............           --     (3,612,943)            --            --            --
                                                   ----------     ----------     ----------    ----------    ----------
          Net cash used in investing
            activities..........................     (558,500)    (4,162,325)      (168,948)      (80,290)      (91,661)
                                                   ----------     ----------     ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt financing related to acquisition.........      300,000      3,500,000             --            --            --
  Payments on long-term debt....................     (185,299)      (438,396)      (647,985)     (230,438)     (455,313)
  Proceeds from issuance of common stock........       23,160             --         97,220        96,570       150,220
                                                   ----------     ----------     ----------    ----------    ----------
          Net cash provided by (used in)
            financing activities................      137,861      3,061,604       (550,765)     (133,868)     (305,093)
                                                   ----------     ----------     ----------    ----------    ----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................      236,532       (330,386)     1,328,791     1,326,278       (58,477)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD........................................    1,678,451      1,914,983      1,584,597     1,584,597     2,913,388
                                                   ----------     ----------     ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD......   $1,914,983     $1,584,597     $2,913,388    $2,910,875    $2,854,911
                                                   ==========     ==========     ==========    ==========    ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments of interest.....................   $   66,781     $  135,814     $  455,849    $  263,340    $  189,453
                                                   ==========     ==========     ==========    ==========    ==========
  Cash payments of income taxes.................   $       --     $       --     $       --    $       --    $  170,918
                                                   ==========     ==========     ==========    ==========    ==========
NON CASH INVESTING ACTIVITIES:
  Issuance of options in exchange for consulting
    services....................................   $       --     $       --     $  100,000    $       --    $       --
                                                   ==========     ==========     ==========    ==========    ==========
  Issuance of restricted common shares..........   $       --     $       --     $   28,000    $   28,000    $       --
                                                   ==========     ==========     ==========    ==========    ==========
  Accretion of preferred stock..................   $   29,440     $   29,440     $   29,440    $       --    $       --
                                                   ==========     ==========     ==========    ==========    ==========
  Issuance of common stock in connection with
    acquisition of RCCM.........................   $       --     $1,750,000     $       --    $       --    $       --
                                                   ==========     ==========     ==========    ==========    ==========
  Receipt of 19,186 common shares from director
    for payment of notes receivable.............   $  131,054     $       --     $       --    $       --    $       --
                                                   ==========     ==========     ==========    ==========    ==========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 28, 1996 AND JUNE 27, 1997 IS
                                   UNAUDITED)


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION


     CorporateFamily Solutions, Inc. (the "Company" and formerly Corporate Child Care, Inc.) was incorporated under the laws of the state of Tennessee on February 1, 1987 for the purpose of developing and managing Family Centers. The Company is a leading national provider of a broad range of management and consulting services for employers seeking to provide their employees with child care services and other family support programs. The Company operates and manages employer-sponsored Family Centers, built and equipped by the employer at or near its offices, providing such services as early childhood education, child care, back-up child care, kindergartens, get-well care, summer camps and parent support services. In addition, the Company provides work/life consulting services to help employers realize the benefits of work and family programs and policies and to align work/life concerns of working families with business strategies of employers. Consulting services provided by the Company include feasibility studies, work/life strategic planning, return on investment analyses, and development of work/life programs and policies. The Company operates and manages employer-sponsored Family Centers for major corporations, healthcare and governmental entities located throughout the United States.


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of CorporateFamily Solutions, Inc. and its wholly-owned subsidiary Resources for Child Care Management, Inc. ("RCCM"). References to the Company in these notes include CorporateFamily Solutions, Inc. and its subsidiary on a consolidated basis. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

     In connection with the acquisition of RCCM in 1995 (see Note 2), the Company is required to maintain cash in escrow pending the final resolution of certain tax matters associated with RCCM prior to the acquisition date. The majority of the tax matters were resolved in 1996.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows: furniture and equipment -- 3 to 10 years; center improvements -- 3 to 10 years; buildings -- 30 to 32 years. Expenditures for maintenance and repairs are generally charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

     The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

     Property and equipment obtained through purchase acquisitions are stated at the estimated fair value determined on the respective dates of acquisition.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

INTANGIBLE ASSETS

     In connection with acquisitions, the Company has entered into various noncompete agreements with certain individuals and assumed certain management contracts. The estimated values allocated to such contracts are amortized on a straight-line basis over the terms of the respective contracts.

     The excess of the aggregate purchase price over the fair value of assets of businesses acquired (goodwill) is being amortized on a straight-line basis over a period of 18 to 20 years.


     Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of its intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the acquired operation's undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable.


DEFERRED REVENUE


     Deferred revenue results from employer-sponsor advances (see Note 3), and cash received on uncompleted consulting or development projects.



OTHER CURRENT LIABILITIES



     Other current liabilities consist primarily of amounts refundable to clients pursuant to certain Family Center management contracts. Based on the terms of certain Family Center management contracts, refundable profits may be either reinvested in future Family Center operations, or refunded to the employer-sponsors.


OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist primarily of deposits held pursuant to certain Family Center management contracts. The deposits will be remitted to the clients upon termination of the respective contracts.

INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

REVENUE RECOGNITION

     Revenue from Family Center operations is recognized as services are rendered. Revenue from consulting projects and from development activities is recognized as the services are performed.

     The Company maintains contracts with its customers to manage and operate their Family Centers under various terms. The Company's contracts are generally three to five years in length with annual renewals. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

CONCENTRATIONS OF CREDIT RISK AND REVENUES

     A significant number of the Company's customers are in the healthcare, pharmaceutical, and financial service industries.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are granted with exercise prices equal to or greater than the estimated fair market value at the date of grant. See Note 7 for further discussion.

NET INCOME PER SHARE

     The computation of net income per share is based on the weighted average number of common shares and common equivalent shares outstanding during the period. Common equivalent shares include stock options, warrants and preferred stock, and are determined using the modified treasury stock method. See Note 8 for further discussion.

     Statement of Financial Accounting Standards No. 128, "Earnings per Share", ("SFAS 128"), has been issued effective for fiscal periods ending after December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share. The Company is required to adopt the provisions of SFAS No. 128 in the fourth quarter of 1997. See Note 8 for further discussion.

FISCAL YEAR

     The Company's fiscal year is the 52-53 week period ending on the Friday nearest to December 31.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

NEW PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", ("SFAS 121"). This statement imposes criteria for evaluating the recoverability of long-term assets at each balance sheet date. The Company adopted SFAS 121 effective December 30, 1995. The Company did not experience a material impact on its results of operations, financial conditions or cash flows as a result of adoption.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", ("SFAS 129"). SFAS 129 establishes standards for disclosing information about an entity's capital structure. The Company will be required to adopt SFAS 129 in the fourth quarter of 1997. Management does not expect the adoption to have a material impact on the Company's financial position, results of operation or cash flows.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

2.  ACQUISITIONS

     Effective October 2, 1995, the Company acquired, through a reverse subsidiary merger, RCCM. The Company was the surviving entity in the merger which was accounted for as a purchase. The merger was consummated by the exchange of 324,995 shares of the Company's common stock and $3,372,500 cash for 100% of the outstanding shares of RCCM's common stock. The principal shareholder of RCCM also entered into an employment agreement and an agreement not to compete with the Company (see Note 9). The total purchase price was $5,362,943, which has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Current assets..............................................  $ 1,473,799
Property and equipment......................................    3,089,407
Goodwill....................................................    5,740,203
Other assets................................................       15,259
Deferred tax assets, net....................................      212,944
Current liabilities.........................................   (1,677,791)
Long-term debt..............................................   (3,490,878)
                                                              -----------
                                                              $ 5,362,943
                                                              ===========

     The results of RCCM's operations since the date of the acquisition have been reflected in these consolidated financial statements.

     The following unaudited pro forma information combines the consolidated results of the Company and RCCM as if the acquisition had occurred on January 1, 1994, after giving effect to amortization of goodwill and interest expense on borrowings to finance the acquisition. The pro forma information is not necessarily indicative of the results of operations which would have been obtained during such periods. While the Company believes that it will realize certain long-term synergies through the integration of certain operating functions, there can be no assurances that such synergies can be realized, and no amounts have been reflected in the pro forma adjustments to reflect such anticipated synergies.

                                                                   FISCAL YEAR ENDED
                                                              ----------------------------
                                                              DECEMBER 30,    DECEMBER 29,
                                                                  1994            1995
                                                              ------------    ------------
                                                                      (UNAUDITED)
Revenues....................................................  $37,705,129     $48,733,113
                                                              ===========     ===========
Net loss....................................................  $  (876,308)    $  (634,530)
                                                              ===========     ===========
Net loss per share..........................................  $     (0.48)    $     (0.34)
                                                              ===========     ===========

     Effective April 18, 1994, the Company acquired certain assets of Morris & Moran Associates, Inc. ("MMA") and assumed the management and operating contracts for four employer sponsored Family Centers located in Florida. The centers were previously managed and operated by MMA. The acquisition was accounted for as a purchase and the results of operations since the date of acquisition have been reflected in these consolidated financial statements. The purchase price was allocated to the assets acquired based on their estimated fair values as follows:

Furniture and equipment.....................................  $ 50,000
Management contracts........................................   144,000
Goodwill....................................................   216,000
                                                              --------
                                                              $410,000
                                                              ========

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                1995          1996
                                                             ----------    -----------
Furniture and equipment....................................  $  922,327    $ 1,075,282
Center improvements........................................     735,669        744,016
Buildings..................................................   3,082,009      3,089,653
Land.......................................................      54,100         54,100
                                                             ----------    -----------
                                                              4,794,105      4,963,051
Less accumulated depreciation..............................    (866,010)    (1,205,850)
                                                             ----------    -----------
                                                             $3,928,095    $ 3,757,201
                                                             ==========    ===========


     Advances of $1,290,500 were received to fund the building of a child care facility in Westchester County, New York. Such advances were recorded as deferred revenue when received. The Company is required to maintain certain standards relating to the ongoing operations of the center for a minimum operating period as defined in agreements with the parties advancing the funds. In the absence of default under agreements with these parties, repayment of the funds received is forgiven on a pro-rata basis over a ten to fifteen year period. The Company recognizes this forgiveness of the advances as income on the same pro-rata basis. The Company recognized income of $77,944 and $116,917 during 1995 and 1996, respectively, and at December 29, 1995 and December 27, 1996, $1,212,556 and $1,095,639 of the original funding remains in deferred revenue on the Company's consolidated balance sheets.


4.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                 1995          1996
                                                              ----------    ----------
Goodwill, net of amortization of $143,832 and $481,198......  $5,998,159    $5,614,218
Management contracts, net of amortization of $124,476 and
  $151,866..................................................     107,003        57,213
Noncompete agreements, net of amortization of $69,239 and
  $99,239...................................................      80,761        50,761
Other.......................................................      54,576        30,621
                                                              ----------    ----------
                                                              $6,240,499    $5,752,813
                                                              ==========    ==========

5.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                 1995          1996
                                                              ----------    ----------
Term loan, monthly principal payments of $58,333, commencing
  May 1996, plus interest at 9.75%, maturing August 1, 1998.
  The maturity will be extended to April 1, 2001 provided
  the holders of the Company's preferred stock have redeemed no more than $500,000 of preferred stock prior to August
  1, 1998 and no event of default exists. The interest rate
  may be reduced to 9.0% as long as the Company meets
  certain debt to cash flow ratios as defined in the
  agreement.................................................  $3,500,000    $3,033,333

Promissory note to bank, monthly payments of $5,655
  including interest at the bank's prime rate plus .5%
  (8.75% at December 27, 1996), maturing November 1,
  1999......................................................     513,893       491,390

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

                                                                 1995          1996
                                                              ----------    ----------
Promissory note to bank, monthly payments of $4,403
  including interest at 9.875%, maturing April 15, 2010. The fixed interest rate will be adjusted in April 2000 and
  again in April 2005 to 300 basis points in excess of the
  weekly average yield on five year United States Treasury
  Securities................................................     400,000       391,092
Promissory note to bank, monthly principal payments of
  $10,000 plus interest at 8%, maturing September 1,
  1998......................................................     374,765       289,858
Promissory note to bank, monthly principal payments of
  $5,000 plus interest at 8.5%, maturing April 1, 1999......     195,000       140,000
Note payable to shareholder, interest at 10%, principal and
  accrued interest payable at maturity on June 30, 1998.....      50,000        50,000
Note payable to shareholder, annual principal payments of
  $10,000 due through June 30, 1998, interest payable
  quarterly at 10%..........................................      30,000        20,000
                                                              ----------    ----------
                                                               5,063,658     4,415,673
Less current maturities.....................................    (657,463)     (911,000)
                                                              ----------    ----------
                                                              $4,406,195    $3,504,673
                                                              ==========    ==========

     The notes payable to shareholders are secured by land and building with a carrying value of approximately $198,000 at December 27, 1996.


     The promissory notes to bank and the term loan are secured primarily by accounts receivable, general intangibles, and substantially all of the Company's furniture and equipment. The promissory notes contain certain restrictive covenants with respect to minimum net worth, net income and cash flows as defined in the note agreements as well as restrictions on the payment on cash dividends. At December 27, 1996, the Company was in compliance with such covenants.


     Maturities of long-term debt are as follows:

1997........................................................  $  911,000
1998........................................................   1,052,248
1999........................................................   1,177,876
2000........................................................     720,016
2001........................................................     255,418
Thereafter..................................................     299,115
                                                              ----------
                                                              $4,415,673
                                                              ==========

     The Company has entered into a revolving line of credit agreement with a bank for $500,000. Borrowings under the line bear interest at the bank's prime rate plus 1.5% (9.75% at December 27, 1996) and are secured by a deed of trust on certain real estate, a security interest in the Company's accounts receivable, and certain furniture and equipment. No amounts have been advanced under the line as of December 27, 1996. The line matures on May 1, 1997.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

6.  INCOME TAXES

     Income tax benefit (expense) consisted of the following for the fiscal years ended December 30, 1994, December 29, 1995, and December 27, 1996:


                                                     1994        1995          1996
                                                   --------    ---------    ----------
Current tax expense..............................  $   (500)   $  (7,889)   $ (142,000)
Deferred tax expense.............................        --     (101,449)     (624,225)
Reduction in valuation allowance.................        --      569,907     1,925,042
                                                   --------    ---------    ----------
          Income tax benefit (expense), net......  $   (500)   $ 460,569    $1,158,817
                                                   ========    =========    ==========


     A reconciliation of the U.S. Federal statutory rate to the effective rate is as follows:

                                                      1994        1995         1996
                                                     -------    --------    ----------
U.S. Federal statutory rate........................  $(9,002)   $(27,408)   $ (536,139)
State taxes on income..............................   (1,059)     (3,225)      (85,000)
Expenses not deductible............................    9,561     (78,705)     (145,086)
Change in valuation allowance......................       --     569,907     1,925,042
                                                     -------    --------    ----------
                                                     $  (500)   $460,569    $1,158,817
                                                     =======    ========    ==========

     Significant components of the Company's deferred tax liabilities and assets, using a tax rate of 38%, are as follows:

                                                                1995           1996
                                                             -----------    ----------
Current assets:
  Reserves on assets.......................................  $    31,868    $   46,927
  Liabilities not yet deductible...........................      668,497       922,896
                                                             -----------    ----------
  Total current assets.....................................      700,365       969,823
                                                             ===========    ==========
Noncurrent assets (liabilities):
  Net operating loss carryforwards.........................    1,925,042       944,822
  Other....................................................      (18,963)       67,574
                                                             -----------    ----------
  Noncurrent asset.........................................    1,906,079     1,012,396
  Less valuation allowance.................................   (1,925,042)           --
                                                             -----------    ----------
  Net noncurrent asset (liability).........................      (18,963)    1,012,396
                                                             -----------    ----------
          Total net deferred tax asset.....................  $   681,402    $1,982,219
                                                             ===========    ==========

     SFAS 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years."

     The 1995 reduction in valuation allowance results from management's determination during the fourth quarter of 1995 that it is more likely than not that the deferred tax assets other than net operating losses would be realized. Based on 1996 pre-tax income and projected future earnings, management determined in the fourth quarter of 1996 that it is more likely than not that the Company's net operating loss carryforwards are realizable. Therefore, the remaining valuation allowance was removed in 1996.

     The ultimate realization of this deferred income tax asset depends on the Company's ability to generate sufficient taxable income in the future. If the Company is unable to generate sufficient taxable income in the

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY future through operating results or tax planning opportunities, increases in the valuation allowance will be required through a charge to expense (decreasing shareholders' equity).

     At December 27, 1996, the Company had approximately $2.3 million of net operating loss carryforwards for income tax purposes available to offset future taxable income, which begin expiring in 2005.

7.  SHAREHOLDERS' EQUITY

COMMON STOCK

     The transferability of the Company's common stock is restricted by the terms of a shareholders' agreement which gives the remaining shareholders a right of first refusal and the Company a right of second refusal in any proposed sale of the Company's common stock by a shareholder. The shareholders' agreement will expire on completion of a qualified initial public offering, as defined therein.


     During 1996, the Company granted 32,500 shares of common stock to an officer of the Company. The transferability of these shares is restricted by the terms of a restricted stock award agreement between the officer and the Company. Under the terms of the agreement, the Company retains a permanent right of first refusal which allows it to repurchase the shares at the current book value in any proposed sale of the stock by the officer. Compensation has been recorded based on the book value of the security. In the event the Company removes the right of first refusal it will be required to recognize compensation expense for the difference between the then fair market value and book value of the Company's common stock in the periods in which the restriction is removed.


SERIES A PREFERRED STOCK

     The Series A Preferred Stock contains a $4.00 per share liquidation preference over common stock in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.


     The Series A Preferred Stock is convertible to common stock at the option of the preferred shareholder at any time at the conversion price as defined in the Certificate of Designation Establishing Series of Shares ("Certificate"). Under the terms of the Certificate, each preferred shareholder has voting rights on all matters and participates in dividends to common shares on an "as-if-converted basis." The initial conversion is defined in the Certificate as one share of common stock for each share of Series A Preferred Stock. Under the terms of the Certificate, effective April 29, 1995, the conversion price was modified, and the aggregate outstanding preferred shares are now convertible into approximately 1,169,935 common shares. In the event that the Company effects a public offering of its common stock at a designated offering price and yielding net proceeds as defined in the Certificate, the preferred shares would be automatically converted into common shares at the then effective conversion price as defined in the Certificate. In the event that any public offering of the Company's common stock does not meet the minimum offering price or net proceed amounts defined in the agreement, the Company intends to obtain a commitment from each preferred shareholder to convert the preferred shares to common shares prior to the consummation of the public offering.



     In the event any shares of Series A Preferred Stock have not been converted to common stock by August, 1997 or upon the occurrence of a change in control of the Company, as defined in the Certificate, each preferred shareholder has the option to cause the Company to redeem the Series A Preferred Stock at $4.00 per share plus any declared but unpaid dividends. The excess of the preferred share's redemption value over the carrying value is being accreted by periodic charges to retained earnings. The Company intends to seek a deferral of the redemption option.


     The transferability of the Company's Series A Preferred Stock is restricted by the terms of a shareholders' agreement which gives certain other shareholders a right of first refusal in any proposed sale of the Company's preferred stock by a shareholder.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

STOCK OPTIONS

     The Company has two stock incentive plans, the 1987 Stock Option Plan and the 1996 Stock Incentive Plan, which provide for qualified and non-qualified incentive stock option grants and other stock based awards for which options may be granted to "key employees" as designated by the Board of Directors. These options are exercisable commencing on dates specified in the option agreements. The options expire at the earlier of ten years from date of grant or three months after termination of the holder's employment with the Company. The exercise prices on stock options granted to date range from $4.62 to $7.69 per share.

     The Company periodically issues options to members of its Board of Directors. These options have the same terms and conditions as the options issued to employees and expire at the earlier of ten years from date of grant or three months after termination of service as a member of the Board of Directors.

     The Company accounts for options issued to employees and Directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than management's estimate of the fair value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     SFAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the 1995 and 1996 fiscal years:


                                                                  1995         1996
                                                                --------    ----------
Net income:  As reported......................................  $541,182    $2,735,695
                                                                ========    ==========
             Pro forma........................................  $434,164    $2,431,780
                                                                ========    ==========
EPS:         As reported......................................  $   0.19    $     0.75
                                                                ========    ==========
             Pro forma........................................  $   0.16    $     0.68
                                                                ========    ==========


     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                                1995        1996
                                                              --------    --------
Expected dividend yield.....................................      0.00%       0.00%
Expected stock price volatility.............................      0.00        0.00
Risk free interest rate.....................................      7.82        5.58
Expected life of options....................................  10 years    10 years

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

     A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the 1994, 1995 and 1996 fiscal years:

                                                                1994
                                                              ---------
                                                              NUMBER OF
                                                               SHARES
                                                              ---------
Outstanding at beginning of period..........................   463,847
Granted.....................................................   117,000
Exercised...................................................   (42,250)
Canceled....................................................   (68,900)
                                                              --------
Outstanding at end of period................................   469,697
                                                              ========
Available for future grant..................................   163,403
                                                              ========
Exercisable.................................................   251,073
                                                              ========

                                                                         1995
                                                             ----------------------------
                                                             NUMBER OF   WEIGHTED AVERAGE
                                                              SHARES      EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at beginning of period.........................    469,697        $5.65
Granted....................................................    206,700         7.69
Exercised..................................................         --           --
Canceled...................................................    (26,000)        6.66
                                                             ---------       ------
Outstanding at end of period...............................    650,397        $6.57
                                                             =========       ======
Available for future grant.................................     60,704
                                                             =========
Exercisable................................................    363,245        $5.78
                                                             =========       ======


                                                                         1996
                                                             ----------------------------
                                                             NUMBER OF   WEIGHTED AVERAGE
                                                              SHARES      EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at beginning of period.........................    650,397        $6.57
Granted....................................................    490,425         7.69
Exercised..................................................    (15,685)        6.20
Canceled...................................................    (32,091)        6.68
                                                             ---------       ------
Outstanding at end of period...............................  1,093,046        $6.98
                                                             =========       ======
Available for future grant.................................    318,994
                                                             =========
Exercisable................................................    446,513        $6.11
                                                             =========       ======


     The weighted average contractual life remaining on options outstanding under the above plans at December 27, 1996 is 7.5 years.

     In addition to the above plans, the Company issued 32,500 options during 1996 to the vice chairman of its Board of Directors in exchange for consulting services. The options have an exercise price of $7.69 per share and expire in 2005. In 1996, 13,000 of the options vested with the remainder vesting ratably over the next three years. The options were valued under the provisions of SFAS 123 and appropriate compensation expense was recorded.

     During 1995, the Company also issued 325,000 options to an employee and former shareholder of RCCM. The options are exercisable at $7.69 per share and will vest at a rate of 65,000 shares per year over a

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY five year period unless the shareholder is terminated without cause prior to the end of the vesting period, in which case all options will immediately vest and will remain in effect until their expiration ten years after date of issuance. The Company determined the intrinsic value of the options was not material.

STOCK PURCHASE WARRANTS

     Prior to 1994, the Company issued 78,000 stock purchase warrants to a shareholder. Warrants outstanding at December 29, 1995 and December 27, 1996, total 80,275 and 52,000 respectively, and have exercise prices ranging from $5.77 to $7.69 per share. The warrants have expiration dates ranging from January of 1997 to January of 1998.

8.  NET INCOME PER SHARE


     Earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the fiscal year, which includes the additional dilution related to conversion of stock options granted prior to June 19, 1996, Series A Preferred Stock and warrants as computed under the modified treasury stock method. The additional dilution related to stock options granted subsequent to June 18, 1996 has been computed using the treasury stock method and has been included in common equivalent shares outstanding for all periods presented.


     The following table presents information necessary to calculate earnings per share for the fiscal years ended December 30, 1994, December 29, 1995 and December 27, 1996:


                                                     1994         1995          1996
                                                   ---------    ---------    ----------
Net income.......................................    $25,977     $541,182    $2,735,695
Plus earnings from common stock equivalent shares
  (net of tax provision):
  Reduction of interest expense..................         --       95,900       277,143
  Increase in investment income..................         --           --        82,331
                                                   ---------    ---------    ----------
Adjusted net income..............................    $25,977     $637,082    $3,095,169
                                                   =========    =========    ==========
Weighted average common shares outstanding.......  1,531,907    1,614,454     1,903,278
Plus additional shares from common stock
  equivalent shares:
  Options and warrants...........................         --      613,449     1,028,885
  Series A Preferred Stock.......................  1,169,935    1,169,935     1,169,935
                                                   ---------    ---------    ----------
Adjusted weighted average common shares
  outstanding....................................  2,701,842    3,397,838     4,102,098
                                                   =========    =========    ==========


     No adjustments relating to options and warrants have been made to net income or weighted average common shares outstanding in calculating 1994 primary earnings per share as the effect of such adjustments would have been anti-dilutive.

     In the fourth quarter of 1997, the Company will be required to adopt the provisions of SFAS No. 128. Under the standards established by SFAS 128 earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, options and warrants.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

     The following pro forma amounts present the basic earnings per share and diluted earnings per share as if the Company had adopted SFAS 128 in fiscal 1994:


                                                                    (PRO FORMA)
                                                              -----------------------
                                                              1994     1995     1996
                                                              -----    -----    -----
Basic earnings per share....................................  $0.02    $0.34    $1.44
                                                              =====    =====    =====
Diluted earnings per share..................................  $0.01    $0.19    $0.85
                                                              =====    =====    =====


9.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases various equipment, automobiles, office space and Family Center facilities under non-cancelable operating leases. Rent expense was approximately $575,000, $895,000, and $735,000 in 1994, 1995, and 1996,
respectively. Future minimum payments under non-cancelable operating leases are as follows:

FISCAL YEAR ENDING
------------------
     1997...................................................  $  443,516
     1998...................................................     420,231
     1999...................................................     323,066
     2000...................................................     130,891
     2001...................................................     110,086
     Thereafter.............................................     237,500
                                                              ----------
          Total.............................................  $1,665,290
                                                              ==========

     Future minimum lease payments include approximately $544,000 of lease commitments which are guaranteed by third-parties pursuant to operating agreements for Family Centers.

EMPLOYMENT AND NONCOMPETE AGREEMENTS

     Subsequent to its acquisition of RCCM, the Company entered into an employment agreement with a former shareholder of RCCM. The agreement contains certain severance benefits including salary continuation until August 27, 1998 if the employee is terminated without cause prior to that date.

     The same individual also entered into an agreement not to compete with the Company. This agreement provides for the payment of an aggregate of $500,000, payable in equal yearly installments of $100,000 to the individual beginning on the earlier of January 1, 1999 or the date of closing of an initial public offering, subject to certain limitations, in exchange for the individual's commitment not to compete with the Company for a period of five years from the date of his termination.

OTHER


     The Company has been named as a defendant in a lawsuit in which the plaintiff is seeking compensatory and punitive damages for injuries allegedly sustained at a Family Center in Florida. The case is in the preliminary stages of discovery and pleading, and the Company intends to defend its position vigorously. The Company maintains insurance for damages that may be sustained in this case with the exception of punitive damages in certain circumstances, and its insurer is participating in the defense of the case. Based on its present understanding of the case and the advice of its counsel, management of the Company does not believe that it has a material exposure to uninsured damages.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

     In addition to the litigation noted above, the Company is a defendant in certain other legal matters in the ordinary course of business. Management believes the resolution of the above noted litigation and other legal matters will not have a material effect on the Company's financial condition or results of operations.


     The Company's Family Centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions which could require expenditures by the Company to bring its Family Centers into compliance.

10.  EMPLOYEE BENEFIT PLAN

     During 1996, the Company maintained a tax-exempt 401(k) Retirement Savings Plan (the "Plan") for all full-time employees with over one year of service. During 1996, employees could contribute up to the lesser of $9,500 or 20% of their salaries, subject to IRS limitations. The Company does not make contributions to the Plan.

     During 1996, the Company's subsidiary RCCM, maintained a tax-exempt 401(k) Retirement Savings Plan for employees with over 90 days of service. During 1996 employees could contribute up to the lesser of $9,500 or 20% of their salaries, subject to IRS limitations. The Company made contributions of approximately $41,000 in 1996.

     Plan administrative expenses paid by the Company during 1994, 1995, and 1996 were $8,510, $8,250, and $30,484, respectively.

11.  RELATED PARTY TRANSACTIONS

     During 1994 and 1995, the Company maintained a verbal consulting agreement with a member of the Company's Board of Directors for development and marketing services. The agreement was terminated in December 1995 in connection with the individual's resignation from the Board of Directors. Fees paid under this agreement totaled $60,000 in 1994 and $61,000 in 1995.

     The Company purchases food from a shareholder for use in several Company managed Family Centers. Total food purchases from the shareholder during 1994, 1995, and 1996 fiscal years were approximately $330,000, $420,000, and $417,000, respectively.

     The Company has agreements with two shareholders to operate and manage Family Centers for the shareholders' employees. Under the terms of the agreements the Company receives annual management fees. During 1994, 1995, and 1996 fiscal years, the Company received management fees from the shareholders totaling approximately $102,000, $68,000 and $134,000, respectively.

     The Company has also entered into an agreement with the employer of one member of its Board of Directors to operate and manage a Family Center and provide consulting services on an ongoing basis. In return for its services under this agreement, the Company received management fees of $0, $12,500, $50,000 and consulting fees of $0, $0, $25,000, respectively for fiscal 1994, 1995 and 1996.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following estimated fair values of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

CASH, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE

     The carrying amounts of these items are a reasonable estimate of their fair value due to their short-term nature.

LONG-TERM DEBT

     The estimated fair value of long-term debt is based on management's estimate of the present value of estimated future cash flows discounted at the current market rate for financial instruments with similar characteristics and maturity. At December 27, 1996 such fair value approximates the carrying amounts for long-term debt in the accompanying consolidated balance sheets.

13.  STOCK SPLIT

     On July 17, 1997, the Board of Directors approved a stock split in which each existing share of the Company's common stock was exchanged for 0.65 shares of common stock. All share and per share amounts have been retroactively restated for all periods presented to reflect this stock split.


14.  INTERIM FINANCIAL INFORMATION (UNAUDITED)



CONSOLIDATED FINANCIAL STATEMENTS



     The consolidated balance sheet as of June 27, 1997 and the consolidated statements of operations and cash flows for the periods ended June 28, 1996 and June 27, 1997 have been prepared by the Company in accordance with the accounting policies described in its annual financial statement for the year ended December 27, 1996 and should be read in conjunction with the notes thereto.



     In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial positions, results of operations and changes in cash flows at June 27, 1997 and for all periods presented have been made. The results of operations for the period ended June 27, 1997 are not necessarily indicative of the operating results for the full year.



NET INCOME PER SHARE



     Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period, which includes the additional dilution related to conversion of stock options granted prior to June 19, 1996, preferred stock and warrants as computed under the modified treasury stock method. The additional dilution related to stock options granted subsequent to June 18, 1996 has been computed using the treasury stock method and has been included in common equivalent shares outstanding for all periods presented.

                 CORPORATEFAMILY SOLUTIONS, INC. AND SUBSIDIARY

     The following table presents information necessary to calculate earnings per share for the six months ended June 28, 1996 and June 27, 1997:



                                                               JUNE 28,       JUNE 27,
                                                                 1996           1997
                                                              -----------    ----------
                                                                     (UNAUDITED)
Net income..................................................    $635,951       $545,834
Plus earnings from common stock equivalent shares (net of
  tax provision):
     Reduction of interest expense..........................     144,248        115,000
     Increase in investment income..........................      32,907         44,343
                                                               ---------      ---------
Adjusted net income.........................................    $813,106       $705,177
                                                               =========      =========
Weighted average common shares outstanding..................   1,897,332      1,911,297
Plus additional shares from common stock equivalent shares:
  Options and warrants......................................   1,014,848        990,880
  Preferred shares..........................................   1,169,935      1,169,935
                                                               ---------      ---------
Adjusted weighted average common shares outstanding.........   4,082,115      4,072,112
                                                               =========      =========


     Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), has been issued effective for fiscal periods ending after December 15, 1997. SFAS 128 establishes standards for computing and presenting earnings per share. The Company is required to adopt the provisions of SFAS 128 in the fourth quarter of 1997. Under the standards established by SFAS 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, convertible debt, options and warrants.


     The following pro forma amounts represent the basic earnings per share and diluted earnings per share as if the Company had adopted SFAS 128 for the six month periods presented:



                                                               JUNE 28,       JUNE 27,
                                                                 1996           1997
                                                              -----------    -----------
                                                                     (UNAUDITED)
Basic earnings per share....................................     $0.34          $0.29
                                                                 =====          =====
Diluted earnings per share..................................     $0.20          $0.17
                                                                 =====          =====

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Resources for Child Care Management, Inc.

     We have audited the accompanying statements of operations, shareholders' equity and cash flows of Resources for Child Care Management, Inc. (a New Jersey corporation) and subsidiaries for the nine months ended September 30, 1995. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statements referred to above present fairly, in all material respects, the results of operations and cash flows of Resources for Child Care Management, Inc. and subsidiaries for the nine months ending September 30, 1995, in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP


Nashville, Tennessee
March 14, 1997

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

Tuition, consultation and fee revenue.......................  $11,813,229
                                                              -----------
Center operating expenses...................................   10,985,900
Management and general expenses.............................    1,849,545
                                                              -----------
                                                               12,835,445
                                                              -----------
Loss from operations........................................   (1,022,216)
Interest expense............................................       (8,572)
                                                              -----------
Loss before income tax......................................   (1,030,788)
                                                              -----------
Income tax expense (benefit) (Notes 1 and 5)
  Current...................................................       30,007
  Deferred..................................................     (383,699)
                                                              -----------
                                                                 (353,692)
                                                              -----------
          Net loss..........................................  $  (677,096)
                                                              ===========

                See accompanying notes to financial statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                     ADDITIONAL
                                            COMMON    PAID-IN     TREASURY   ACCUMULATED
                                            STOCK     CAPITAL      STOCK       DEFICIT       TOTAL
                                            ------   ----------   --------   -----------   ---------
Balance, December 31, 1994................   $558     $119,315    $     --   $  (378,202)  $(258,329)
  Net loss................................     --           --          --      (677,096)   (677,096)
  Purchase of treasury shares.............     --           --     (25,000)           --     (25,000)
                                             ----     --------    --------   -----------   ---------
Balance, September 30, 1995...............   $558     $119,315    $(25,000)  $(1,055,298)  $(960,425)
                                             ====     ========    ========   ===========   =========

                See accompanying notes to financial statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                          INCREASE (DECREASE) IN CASH


Cash flows from operating activities
Net loss....................................................  $  (677,096)
                                                              -----------
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Depreciation and amortization..........................       68,332
     Amortization of construction advance...................      (48,715)
     (Increase) decrease in assets
       Accounts receivable..................................     (833,757)
       Deferred income taxes................................     (383,699)
     Increase (decrease) in liabilities
       Accounts payable.....................................      409,930
       Accrued salaries and vacation payable................      464,910
       Other accrued expenses...............................       53,105
                                                              -----------
          Total adjustments.................................     (269,894)
                                                              -----------
          Net cash used in operating activities.............     (946,990)
                                                              -----------
Cash flow from financing activities
  Repurchase of common stock................................      (25,000)
  Deferred income...........................................      897,623
  Increase in note payable to bank..........................      375,000
  Repayment of long-term debt...............................      (27,444)
  Working capital advances..................................      747,320
                                                              -----------
          Net cash provided by financing activities.........    1,967,499
                                                              -----------
Cash flows from investing activities
  Additions to property and equipment.......................   (1,158,431)
  Other.....................................................       41,489
                                                              -----------
          Net cash used in investing activities.............   (1,116,942)
                                                              -----------
Net decrease in cash........................................      (96,433)
Cash, beginning period......................................       96,433
                                                              -----------
Cash, end of period.........................................  $        --
                                                              ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $    54,400
                                                              ===========
     Income taxes...........................................  $        --
                                                              ===========


                See accompanying notes to financial statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) NATURE OF BUSINESS

     Resources for Child Care Management, Inc. and Subsidiaries (the "Company") provides consulting services and develops and operates workplace child care programs in response to the work/family issues affecting the employees of its corporate clients.

(B) CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Resources for Child Care Management of Florida, Inc. and Child Care Management Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

(C) REVENUE RECOGNITION

     Revenue is recognized as services are performed. No allowance for doubtful accounts has been established based on management's expectation of collections.

(D) PROPERTY AND EQUIPMENT

     The cost of property and equipment (other than leasehold improvements) is charged to operations over the estimated useful lives of the respective assets using depreciation computed by the straight-line method as follows:

Building....................................................   30-32 Years
Furniture, fixtures and equipment...........................   3-10 Years
Office equipment............................................     5 Years
Leasehold improvements......................................  Life of lease

     Maintenance and minor repairs and replacements are charged directly to operations. Major renewals and improvements are capitalized.

(E) FURNITURE, FIXTURES AND EQUIPMENT EXCHANGE

     Under certain operating agreements, the Company contracts with their client to purchase suitable furniture and equipment to set up the child care center. In these instances the client advances funds to the Company. Title to any such furnishings is retained by the client; unexpended funds are returned to the client.

(F) WORKING CAPITAL ADVANCES

     Each client under contract provides a working capital advance to fund the operating expenses of the program until such program is fully operational. At that time, any remaining balance becomes part of the operating budget. At the end of each contract, the client has the option of requesting the return of any working capital advance surplus in excess of expenses incurred.

(G) DEFERRED INCOME TAXES

     Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these timing differences.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES at each balance sheet date, using enacted tax rates for years in which taxes are expected to be paid or recovered.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

NOTE 2 -- PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following at September 30, 1995:


Building....................................................  $1,965,188
Furniture, fixtures and equipment...........................     419,931
Leasehold improvements......................................      23,133
                                                              ----------
                                                               2,408,252
Less: Accumulated depreciation and amortization.............     262,177
                                                              ----------
                                                              $2,146,075
                                                              ==========


     Construction advances of $1,290,500 have been received to finance the building of a child care facility in Westchester County, New York. Such advances have been recorded as deferred revenue when received. The Company is required to maintain certain standards relating to the ongoing operations of the center for a minimum operating period as defined in agreements with the parties advancing the funds. In the absence of default under agreements with these parties, repayment of the funds received is forgiven on a pro-rata basis over a ten to fifteen year period. The Company recognizes this forgiveness of the advances as income on the same pro-rata basis. During the nine month period ended September 30, 1995 the Company recognized income of $48,715, and at September 30, 1995, $1,241,785 of the original funding remains in deferred revenue on the Company's consolidated balance sheet.

NOTE 3 -- NOTE PAYABLE -- BANK

     The Company has a note payable to a bank totaling $200,000 as of September 30, 1995. The note bears interest at 1.75% over the bank's prime rate and is due on demand. The note is secured by accounts receivable.

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following at September 30, 1995:


Promissory note to bank, monthly payments of $5,655
  including interest at the bank's prime rate plus .5% (9%
  at December 29, 1995), maturing November 1, 1999..........  $518,748
Promissory note to bank, monthly payments of $4,403
  including interest at 9.875%, maturing April 15, 2010. The fixed interest rate will be adjusted in April 2000 and
  again in April 2005 to 300 basis points in excess of the
  weekly average yield on five year United States Treasury
  Securities................................................   400,000
                                                              --------
                                                               918,748
Less current maturities.....................................   (33,180)
                                                              --------
                                                              $885,568
                                                              ========

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

     The promissory notes to bank are secured primarily by substantially all of the Company's accounts receivable, furniture and equipment and buildings.

NOTE 5 -- INCOME TAXES

     Deferred income taxes result from the use of the accrual basis of accounting for financial statement reporting purposes and the cash basis of accounting for income tax purposes and differences in the recording of depreciation expense.

NOTE 6 -- LEASES

     The company leases various equipment, automobiles, office space and child care facilities under non-cancelable operating leases. Rent expense was approximately $71,000 for the nine months ended September 30, 1995. Future minimum payments under non-cancelable operating leases are as follows:

1996........................................................  $158,662
1997........................................................    28,435
1998........................................................    22,000
1999........................................................    22,000
2000........................................................    22,000

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Resources for Child Care Management, Inc. and Subsidiaries


     We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Resources for Child Care Management, Inc. and Subsidiaries for the year ended December 31, 1994. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated statements referred to in the first paragraph present fairly, in all material respects, the results of operations and cash flows of Resources for Child Care Management, Inc. and Subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.


TRIEN, ROSENBERG, FELIX
  ROSENBERG, BARR & WEINBERG

March 9, 1995, except note 8(f)
which is as of May 8, 1995.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

Tuition, consultation and fee revenue.......................  $13,192,148
                                                              -----------
Center operating expenses...................................   11,938,686
Management and general expenses.............................    1,503,934
                                                              -----------
                                                               13,442,620
                                                              -----------
Loss from operations........................................     (250,472)
Interest income.............................................        2,629
                                                              -----------
Loss before income taxes....................................     (247,843)
                                                              -----------
Income tax (credit) expense (Notes 1 and 7)
  Current...................................................        1,149
  Deferred..................................................     (105,962)
                                                              -----------
                                                                 (104,813)
                                                              -----------
          Net loss..........................................  $  (143,030)
                                                              ===========


                     See accompanying notes to statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 1994

                                                                ADDITIONAL
                                                       COMMON    PAID-IN     ACCUMULATED
                                                       STOCK     CAPITAL       DEFICIT       TOTAL
                                                       ------   ----------   -----------   ---------
Balance, December 31, 1993*..........................   $556     $116,317     $(235,172)   $(118,299)
  Net loss...........................................     --           --      (143,030)    (143,030)
  Capital contribution...............................      2        2,998            --        3,000
                                                        ----     --------     ---------    ---------
Balance, December 31, 1994...........................   $558     $119,315     $(378,202)   $(258,329)
                                                        ====     ========     =========    =========

---------------

* Restated, see Note 2.


                     See accompanying notes to statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                          INCREASE (DECREASE) IN CASH

Cash flows from operating activities Net loss...............  $(143,030)
                                                              ---------
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Depreciation and amortization..........................     46,970
     (Increase) decrease in assets
       Accounts receivable..................................    (83,546)
       Prepaid expenses.....................................     (8,235)
       Deferred income taxes................................   (105,962)
       Deposits.............................................     (2,341)
       Other................................................    (16,346)
     Increase (decrease) in liabilities
       Accounts payable.....................................     63,381
       Accrued salaries and vacation payable................     57,087
       Income taxes payable.................................    (33,941)
       Other accrued expenses...............................     62,249
                                                              ---------
          Total adjustments.................................    (20,684)
                                                              ---------
          Net cash used in operating activities.............   (163,714)
                                                              ---------
Cash flow from financing activities
  Issuance of common stock..................................      3,000
  Deferred income...........................................    392,877
  Increase in note payable -- bank..........................    225,000
  Repayment of long-term debt...............................    (31,920)
  Decrease in furniture, fixtures and equipment exchange....    (23,970)
  Working capital advances..................................    100,372
                                                              ---------
          Net cash provided by financing activities.........    665,359
                                                              ---------
Cash flows from investing activities
  Additions to property and equipment.......................   (432,737)
  Increase in cash surrender value of life insurance........    (12,687)
                                                              ---------
          Net cash used in investing activities.............   (445,424)
                                                              ---------
Net increase in cash........................................     56,221
Cash, beginning year........................................     40,212
                                                              ---------
Cash, end of year...........................................  $  96,433
                                                              =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $  15,002
     Income taxes...........................................     35,090

Supplemental schedule of noncash investing and financing activities:

     During the year ended December 31, 1994, the Company assumed long-term debt of $547,910 in connection with the purchase of property and equipment (see Note
6).


                     See accompanying notes to statements.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES


                        NOTES TO CONSOLIDATED STATEMENTS

                               DECEMBER 31, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) NATURE OF BUSINESS

     Resources for Child Care Management, Inc. and Subsidiaries (the "Company") provides consulting services and develops and operates workplace child care programs in response to the work/family issues affecting the employees of its corporate clientele.

(B) CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Resources for Child Care Management of Florida, Inc. and Child Care Management Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

(C) REVENUE RECOGNITION

     Revenue is recognized as services are performed. No allowance for doubtful accounts has been established based on management's expectation of collections.

(D) PROPERTY AND EQUIPMENT

     The cost of property and equipment (other than leasehold improvements) is charged to operations over the estimated useful lives of the respective assets using depreciation computed by the straight-line method as follows:

Building....................................................    39 Years
Furniture, fixtures and equipment...........................   7-10 Years
Office equipment............................................     5 Years
Leasehold improvements......................................  Life of lease

     Maintenance and minor repairs and replacements are charged directly to operations. Major renewals and improvements are capitalized.

(E) FURNITURE, FIXTURES AND EQUIPMENT EXCHANGE

     Under certain operating agreements, the Company contracts with their client to purchase suitable furniture and equipment to set up the child care center. In these instances the client advances funds to the Company. Title to any such furnishings is retained by the client, unexpended funds are returned to the client.

(F) WORKING CAPITAL ADVANCES

     Each client under contract provides a working capital advance to fund the operating expenses of the program until such program is fully operational. At that time, any remaining balance becomes part of the operating budget. At the end of each contract, the client has the option of requesting the return of any working capital advance surplus in excess of expenses incurred.

(G) DEFERRED INCOME TAXES

     Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these timing differences.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES at each balance sheet date, using enacted tax rates for years in which taxes are expected to be paid or recovered.

NOTE 2 -- RESTATEMENT

     Accumulated deficit has been restated to reflect the following:

                                                              ACCUMULATED
                                                                DEFICIT
                                                              -----------
Balance as of and for the year ended December 31, 1993, as
  previously reported.......................................   $ 46,815
Restatements attributable to:
  Salary expense accrual adjustment, less deferred income
     taxes of $55,579.......................................     82,877
  Due from QCC written off, less deferred income taxes of
     $67,440................................................    105,480
                                                               --------
Balance as of and for the year ended December 31, 1993, as
  restated..................................................   $235,172
                                                               ========

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following at December 31, 1994:

Construction in progress (Note 8)...........................  $  415,665
Building (Note 6)...........................................     547,910
Furniture, fixtures and equipment...........................     246,733
Office equipment............................................      35,138
Leasehold improvements......................................       4,375
                                                              ----------
                                                               1,249,821
Less: Accumulated depreciation and amortization.............     193,845
                                                              ----------
                                                              $1,055,976
                                                              ==========

NOTE 4 -- SPLIT-DOLLAR INSURANCE RECEIVABLE

     During the year ended December 31, 1994, the Company maintained a split-dollar insurance policy on the life of the principal shareholder. Spilt-dollar insurance receivable consists of premiums paid by the Company which will be reimbursed from the proceeds of the policy.

NOTE 5 -- NOTE PAYABLE -- BANK

     During 1994, the Company executed a $250,000 commercial note with the bank, payable on demand and bearing interest at the bank's prime rate plus 1.75%. The principal amount outstanding under the note at December 31, 1994 was $225,000. The obligation is collateralized by accounts receivable.

NOTE 6 -- LONG-TERM DEBT

     During 1994, the Company assumed a mortgage obligation of $47,910 in connection with its acquisition of a building used as a day care facility. The mortgage note bears interest at the bank's prime rate plus one-half percent per annum and is repayable in monthly installments of $5,655, including interest, through October 1999 when the outstanding principal balance of approximately $433,000 is due.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

     The mortgage obligation is personally guaranteed by the Company's principal shareholder.

     Minimum annual principal repayments are as follows:

YEAR ENDING DECEMBER 31,                                       AMOUNT
------------------------                                      --------
1995........................................................  $ 19,500
1996........................................................    21,329
1997........................................................    23,330
1998........................................................    25,518
1999........................................................   456,515
                                                              --------
                                                              $546,192
                                                              ========

NOTE 7 -- INCOME TAXES

     Deferred income taxes result from the use of the accrual basis of accounting for financial statement reporting purposes and the cash basis of accounting for income tax purposes, differences in the recording of depreciation expense, and net operating losses which are available to offset future taxable income.

     The federal net operating losses expire as follows: $145,000 in 2007 and $211,000 in 2009.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

(A) SAVINGS AND RETIREMENT PLAN

     The Company established an employee savings and retirement plan effective October 1, 1990, pursuant to Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their salary, subject to maximum annual contributions.

(B) EMPLOYEE BENEFITS

     Under the Company's cafeteria benefit plan each salaried employee may choose among health, dental, life and disability insurance, dependent care, and retirement benefits. The Company contributes from $150 to $180 per month per employee towards the cost of the selected options. The excess coverage cost is deducted from the employee's salary on a pretax basis.

(C) CENTER OPERATING LEASES

     The Company has entered into long-term operating leases for facilities and transportation equipment through 2011 in connection with the operation of day care facilities, as follows:

                                                                                      TRANSPORTATION
YEAR ENDING DECEMBER 31                                        TOTAL     FACILITIES     EQUIPMENT
-----------------------                                       --------   ----------   --------------
1995........................................................  $ 54,880    $ 20,500       $34,380
1996........................................................    50,187      20,500        29,687
1997........................................................    26,017      20,500         5,517
1998........................................................    20,500      20,500            --
1999........................................................    20,500      20,500            --
Thereafter..................................................   246,000     246,000            --
                                                              --------    --------       -------
                                                              $418,084    $348,500       $69,584
                                                              ========    ========       =======
Rent expense for the year ended December 31, 1994...........  $ 62,014    $ 28,250       $33,764
                                                              ========    ========       =======

     The facilities lease is subject to increases based on Consumer Price Index adjustments. The facilities lease expires 2011; the Company has the option to renew the lease for two additional five-year periods.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

(D) OPERATING LEASES -- ADMINISTRATION

     The Company leases its administrative headquarters in Morristown, New Jersey under a five-year lease expiring in October 1997. The Company pays all gas and electric charges; the landlord pays for all maintenance and garbage removal services. Rental payments are adjusted for actual yearly increases in municipal real estate taxes.

     The Company also leases transportation equipment for its administrative headquarters under leases expiring through 1997.

     These long-term operating leases require minimum annual rentals as follows:

                                                                                      TRANSPORTATION
YEAR ENDING DECEMBER 31                                        TOTAL     FACILITIES     EQUIPMENT
-----------------------                                       --------   ----------   --------------
1995........................................................  $ 69,840    $ 55,992       $13,848
1996........................................................    64,346      55,992         8,754
1997........................................................    46,660      46,660            --
                                                              --------    --------       -------
                                                              $180,846    $158,644       $22,602
                                                              ========    ========       =======
Rent expense for the year ended December 31, 1994...........  $ 65,941    $ 55,992       $ 9,949
                                                              ========    ========       =======

(E) MAJOR CLIENTS

     The Company earned revenue from major clients as follows for the year end December 31, 1994:

Percentage of revenue.......................................   38%
Number of major clients.....................................    3

(F) CONSTRUCTION IN PROGRESS

     During 1994, the Company committed to construct a day care facility in Westchester County, New York. The estimated cost of the facility is approximately $2,110,000 (unaudited), which is expected to be funded as follows:

Client advances (unaudited).................................  $1,710,000
Bank financing..............................................     400,000
                                                              ----------
                                                              $2,110,000
                                                              ==========

     Client advances of $392,877 (through December 31, 1994) and $797,235 (through May 8, 1995) have been received to finance the construction in progress. Such advances are recorded as deferred income when received. The deferred income will be amortized over 15 years, the minimum operating period as defined in the Company's Operating Agreement with clients, commencing with the opening of the day care facility. In the event of default by the Company under the Operating Agreement, amounts advanced may have to be returned to the clients.

     On May 8, 1995 the Company executed a $400,000 commercial mortgage note with a bank, repayable over 15 years (the "note"). The note is collateralized by accounts receivable, the premises to be constructed and certain rights related to such property. The note is personally guaranteed by the principal shareholder of the Company.

           RESOURCES FOR CHILD CARE MANAGEMENT, INC. AND SUBSIDIARIES

     The note bears interest at an adjustable rate as follows:

Through April 15, 2000..........................  9.875% per annum
From April 16, 2000
  through April 15, 2005........................  The 5-year U.S. Treasury Securities' rate in effect at February 28, 2000, plus 3%
From April 16, 2005 through
  April 15, 2010 (due date).....................  The 5-year U.S. Treasury Securities' rate in effect at February 28, 2005, plus 3%

     The note is repayable, (i) interest only through April 15, 1996, (ii) in equal monthly installments of $4,403 which include principal and interest from April 16, 1996 through April 15, 2000. The monthly installments shall be recast at April 16, 2000 and again on April 16, 2006 to provide that the then outstanding principal balance self-amortizes in equal monthly installments which include principal and interest through April 15, 2010. Minimum annual principal repayments are as follows:

                  YEAR ENDING DECEMBER 31,                     AMOUNT
------------------------------------------------------------  --------
1995........................................................  $     --
1996........................................................    10,335
1997........................................................    15,025
1998........................................................    16,578
1999........................................................    18,291
Thereafter..................................................   339,771
                                                              --------
                                                              $400,000
                                                              ========

     The Company is subject to certain restrictive financial covenants under the note.

        Gatefold layout with a collage of pictures reflecting children, parents and Family Centers. The text on the inside front cover states "CorporateFamily Solutions Helping Companies and Families Work Together." On the gatefold page in the center is a map of the United States which sets forth the 87 centers in operation and the 17 centers under development. In addition, the map is surrounded by additional pictures similar to those on the inside cover and interspersed are the names and logos of 17 of the Company's clients. The inside back cover states "CorporateFamily Solutions brings into a single, clear focus the entire kaleidoscope of viewpoints on work/family issues - employees, families and children." At the bottom of the inside back cover is the Company name and logo.

======================================================

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time, subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------


                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................    6
Use of Proceeds.........................   11
Dividend Policy.........................   11
Dilution................................   12
Capitalization..........................   13
Selected Consolidated Financial and
  Operating Data........................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   15
Business................................   22
Management..............................   31
Principal and Selling Shareholders......   39
Certain Transactions....................   41
Description of Capital Stock............   42
Shares Eligible for Future Sale.........   45
Underwriting............................   47
Legal Matters...........................   48
Experts.................................   48
Additional Information..................   49
Index to Consolidated Financial
  Statements............................  F-1


                          ----------------------------

Until          , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================


                                2,350,000 SHARES


                            [CORPORATEFAMILY LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                              J.C. BRADFORD & CO.

                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized estimate of fees and expenses payable by the Registrant in connection with the Offering described in the Registration Statement, other than underwriting discounts and commissions.


SEC registration fee........................................  $  9,200
NASD fee....................................................     3,536
Nasdaq Stock Market application fee.........................    28,100
Accounting fees and expenses................................   125,000*
Legal fees and expenses.....................................   150,000*
Printing and engraving expenses.............................   125,000*
Blue sky fees and expenses..................................     3,000*
Transfer agent and registrar fees...........................     1,000*
Miscellaneous fees and expenses.............................  $255,164*
                                                              --------
          Total.............................................  $700,000
                                                              ========


---------------

* Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation's best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to director or officer, if such director or officer is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     The Amended and Restated Charter (the "Charter") and Amended and Restated Bylaws of the Company will provide that the Company will indemnify from liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule, or regulation adopted in lieu thereof. Additionally, the Charter provides that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit. The Company has entered into indemnification agreements with each of the Company's directors and executive officers.

     The proposed form of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company, its controlling persons and the Selling Shareholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has not issued unregistered securities during the past three years, except as noted below:

          Since June 1994, the Company has issued 46,456 shares of Common Stock upon the exercise of stock options granted (i) to non-employee directors of the Company and (ii) to employees pursuant to the Company's option plans, with a weighted average exercise price of $5.32.

          On October 2, 1995, the Company issued 324,995 shares of Common Stock as consideration for the acquisition of all the shares of common stock of RCCM, at an assumed price of $5.38 per share of the Company's Common Stock.

          On April 18, 1996, the Company granted 32,500 shares of Common Stock to Michael E. Hogrefe pursuant to a restricted stock award agreement in consideration of services to be provided to the Company.

     Each of the above issuances was completed pursuant to the exemption found in Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of the Registration Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Form of Underwriting Agreement
 2+        --  Agreement and Plan of Merger among Corporate Child Care,
               Inc., CCC Acquisition Corporation, Resources for Child Care
               Management, Inc., and Robert D. Lurie dated August 27, 1995
 3.1       --  Amended and Restated Charter of Registrant
 3.2       --  Amended and Restated Bylaws of Registrant
 4.1       --  Specimen Common Stock certificate
 4.2       --  Article 7 of the Registrant's Amended and Restated Charter
               (included in Exhibit 3.1)
 5         --  Opinion of Bass, Berry & Sims PLC
10.1       --  CorporateFamily Solutions, Inc. Employee Stock Purchase Plan
10.2       --  CorporateFamily Solutions, Inc. 1997 Stock Incentive Plan
10.3+      --  Amended and Restated 1987 Stock Option Plan
10.4+      --  1996 Stock Incentive Plan
10.5+      --  Employment Agreement of Robert D. Lurie dated August 27,
               1995
10.6+      --  Agreement Not to Compete of Robert D. Lurie dated August 27,
               1995
10.7+      --  Letter Agreement with Lamar Alexander dated August 26, 1996
10.8+      --  Form of Severance Agreement.
10.9       --  Form of Commitment for Revolving Credit Agreement
10.10+     --  Form of Indemnification Agreement
10.11+     --  Registration Agreement dated August 29, 1991
10.12+     --  Stock Purchase Warrant dated January 15, 1993

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.13      --  Amendment to Registration Agreement dated July 18, 1997
10.14      --  1997 Outside Directors' Plan
21+        --  Subsidiaries of the Registrant
23.1       --  Consent of Arthur Andersen LLP
23.2       --  Consent of Arthur Andersen LLP
23.3       --  Consent of Trien, Rosenberg, Rosenberg, Weinberg, Ciullo &
               Fazzari, LLP
23.4       --  Consent of Bass, Berry & Sims PLC (to be included in Exhibit
               5)
24+        --  Power of Attorney (included in signature page)
27         --  Financial Data Schedule (for SEC use only)


---------------


  + Previously filed.


     (b) The following report and schedule is filed as part of the Registration
Statement:

Report of Independent Public Accountants....................  S-1
Schedule II -- Valuation and Qualifying Accounts............  S-2

          No other schedules are required or are applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashville, Tennessee on July 23, 1997.


                                          CORPORATEFAMILY SOLUTIONS, INC.

                                          By:   /s/ MARGUERITE W. SALLEE
                                            ------------------------------------
                                                    Marguerite W. Sallee
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

              /s/ MARGUERITE W. SALLEE                   President and Chief Executive       July 23, 1997
-----------------------------------------------------      Officer (Principal Executive
                Marguerite W. Sallee                       Officer)

               /s/ MICHAEL E. HOGREFE                    Executive Vice President, Chief     July 23, 1997
-----------------------------------------------------      Financial Officer and
                 Michael E. Hogrefe                        Secretary (Principal Financial
                                                           and Accounting Officer)

                /s/ ROBERT D. LURIE*                     Chairman of the Board and           July 23, 1997
-----------------------------------------------------      Director
                   Robert D. Lurie

                /s/ LAMAR ALEXANDER*                     Vice Chairman of the Board and      July 23, 1997
-----------------------------------------------------      Director
                   Lamar Alexander

                 /s/ JOANNE BRANDES*                     Director                            July 23, 1997
-----------------------------------------------------
                   JoAnne Brandes

                /s/ JERRY L. CALHOUN*                    Director                            July 23, 1997
-----------------------------------------------------
                  Jerry L. Calhoun

               /s/ THOMAS G. CIGARRAN*                   Director                            July 23, 1997
-----------------------------------------------------
                 Thomas G. Cigarran

                /s/ E. TOWNES DUNCAN*                    Director                            July 23, 1997
-----------------------------------------------------
                  E. Townes Duncan

                /s/ JOSEPH J. GUZZO*                     Director                            July 23, 1997
-----------------------------------------------------
                   Joseph J. Guzzo

            *By /s/ MARGUERITE W. SALLEE
  -------------------------------------------------
                 as Attorney-in-fact


                              ARTHUR ANDERSEN LLP
                              NASHVILLE, TENNESSEE

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CorporateFamily Solutions, Inc.:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of CorporateFamily Solutions, Inc. and subsidiaries for the three years ended December 29, 1996 included in the Form S-1 and have issued our report thereon dated March 14, 1997. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed under Item 14(a)(ii) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth herein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Nashville, Tennessee
March 14, 1997

                                                                     SCHEDULE II

                        CORPORATEFAMILY SOLUTIONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                            BALANCE AT       ADDITIONS
                                           BEGINNING OF   CHARGED TO COSTS      DEDUCTIONS       BALANCE AT
                                              PERIOD      AND EXPENSES(1)    (CHARGE OFFS)(1)   END OF PERIOD
                                           ------------   ----------------   ----------------   -------------
Year ended December 27, 1996:
  Allowance for doubtful accounts........    $84,000          $58,000            $19,000          $123,000
                                             =======          =======            =======          ========
Year ended December 29, 1995:
  Allowance for doubtful accounts........    $45,000          $61,000            $22,000          $ 84,000
                                             =======          =======            =======          ========
Year ended December 30, 1994:
  Allowance for doubtful accounts........    $33,000          $18,500            $ 6,500          $ 45,000
                                             =======          =======            =======          ========

---------------

(1) Additions to the allowance for doubtful accounts are included in selling, general and administrative expense. All deductions or charge offs are charged against the allowance for doubtful accounts.

                                 EXHIBIT INDEX


EXHIBIT                                                                      SEQUENTIAL
NUMBER                                 DESCRIPTION                              PAGE
-------                                -----------                           ----------
 1        --   Form of Underwriting Agreement..............................
 2+       --   Agreement and Plan of Merger among Corporate Child Care,
               Inc., CCC Acquisition Corporation, Resources for Child Care
               Management, Inc., and Robert D. Lurie dated August 27,
               1995........................................................
 3.1      --   Amended and Restated Charter of Registrant..................
 3.2      --   Amended and Restated Bylaws of Registrant...................
 4.1      --   Specimen Common Stock certificate...........................
 4.2      --   Article 7 of the Registrant's Amended and Restated Charter
               (included in Exhibit 3.1)...................................
 5        --   Opinion of Bass, Berry & Sims PLC...........................
10.1      --   CorporateFamily Solutions, Inc. Employee Stock Purchase
               Plan........................................................
10.2      --   CorporateFamily Solutions, Inc. 1997 Stock Incentive Plan...
10.3+     --   Amended and Restated 1987 Stock Option Plan.................
10.4+     --   1996 Stock Incentive Plan...................................
10.5+     --   Employment Agreement of Robert D. Lurie dated August 27,
               1995........................................................
10.6+     --   Agreement Not to Compete of Robert D. Lurie dated August 27,
               1995........................................................
10.7+     --   Letter Agreement with Lamar Alexander dated August 26,
               1996........................................................
10.8+     --   Form of Severance Agreement.................................
10.9      --   Form of Commitment for Revolving Credit Agreement...........
10.10+    --   Form of Indemnification Agreement...........................
10.11+    --   Registration Agreement dated August 29, 1991................
10.12+    --   Stock Purchase Warrant dated January 15, 1993...............
10.13     --   Amendment to Registration Agreement dated July 18, 1997.....
10.14     --   1997 Outside Directors' Plan................................
21+       --   Subsidiaries of the Registrant..............................
23.1      --   Consent of Arthur Andersen LLP..............................
23.2      --   Consent of Arthur Andersen LLP..............................
23.3      --   Consent of Trien, Rosenberg, Rosenberg, Weinberg, Ciullo &
               Fazzari, LLP................................................
23.4      --   Consent of Bass, Berry & Sims PLC (to be included in Exhibit
               5)..........................................................
24+       --   Power of Attorney (included in signature page)..............
27        --   Financial Data Schedule (for SEC use only)..................

---------------


  + Previously filed.